FIRST PACIFIC

First Pacific Company Limited

Stock Code : 00142




10016391

# Creating long-term value in Asia

Interim Report 2010

# Corporate Profile

First Pacific is a Hong Kong-based investment and management company with operations located in Asia. Its principal business interests relate to Telecommunications, Infrastructure, Consumer Food Products and Natural Resources.

Listed in Hong Kong, First Pacific's shares are also available for trading in the United States through American Depositary Receipts.

As at 30 August 2010, First Pacific's economic interest in PLDT is 26.5%, in MPIC 55.6%, in Indofood 50.1% and in Philex* 31.4%.

First Pacific's principal investments are summarized on page 68.

* In addition, Two Rivers Pacific Holdings Corporation, a Philippine affiliate of First Pacific, holds a 15.0% interest in Philex.

# Vision

Creating long-term value in Asia

# Mission

- Active management
- Enhance potential
- Enrich lives

# Strategy

- Identify undervalued or underperforming assets with strong growth potential and possible synergies which bring strong cash flows
- Manage investments by setting strategic direction, developing business plans and defining targets
- Raise governance levels to world-class standards at the investee companies

# Contents


1 Corporate Profile, Vision, Mission and Strategy
2 Half-Year Financial Highlights
3 2010 Goals: Half-Year Review
6 Review of Operations
30 Financial Review
37 Condensed Interim Financial Statements
42 Notes to the Condensed Interim Financial Statements
59 Review Report of the Independent Auditors
60 Review Statement of the Audit Committee
61 Corporate Governance Report
63 Interests of Directors and Substantial Shareholders
66 Purchase, Sale or Redemption of Listed Securities
67 Information for Investors
68 Summary of Principal Investments

# Half-Year Financial Highlights

Contribution from Operations



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## Financial Summary

| For the six months ended 30 June<br>US$ millions | 2010 | 2009 | change |
|---|---|---|---|
| Turnover | **2,161.5** | 1,809.1 | +19.5% |
| Contribution from operations | **219.3** | 151.4 | +44.8% |
| Recurring profit | **191.9** | 127.5 | +50.5% |
| Foreign exchange and derivative gains | **5.6** | 3.3 | +69.7% |
| Gain on changes in fair value of plantations | **1.1** | 8.4 | -86.9% |
| Non-recurring items | **(10.1)** | 25.1 | - |
| Profit attributable to owners of the parent | **188.5** | 164.3 | +14.7% |

| US$ millions | At 30 June 2010 | At 31 December 2009 | change |
|---|---|---|---|
| Total assets | **9,664.6** | 9,397.3 | +2.8% |
| Net debt | **2,631.3** | 2,719.5 | -3.2% |
| Equity attributable to owners of the parent | **2,078.9** | 1,916.2 | +8.5% |
| Total equity | **4,357.7** | 4,039.1 | +7.9% |

Recurring Profit



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## Per Share Data

| For the six months ended 30 June<br>U.S. cents | 2010 | 2009 (Restated)[i] | change |
|---|---|---|---|
| Recurring profit | **4.97** | 3.76 | +32.2% |
| Basic earnings | **4.88** | 4.85 | +0.6% |
| Dividend | **0.77** | 0.51 | +51.0% |

| | At 30 June 2010 | At 31 December 2009 | change |
|---|---|---|---|
| Adjusted net asset value (NAV) | | | |
| – U.S. dollars | **1.32** | 1.33 | –0.8% |
| – HK dollars | **10.32** | 10.37 | –0.5% |

## Financial Ratio

| Times | At 30 June 2010 | At 31 December 2009 | change |
|---|---|---|---|
| Gearing ratio[ii] | | | |
| – Consolidated | **0.60** | 0.67 | –10.4% |
| – Head Office | **0.49** | 0.36 | +36.1% |

*(i)* *Refer to Note 20 of the Condensed Interim Financial Statements*
*(ii)* *Calculated as net debt divided by total equity*

# 2010 Goals: Half-Year Review



**Goal:** Promote the continuing growth in profitability across all group companies
**Achievement:** Achieved and ongoing. All operating companies, which are at different stages of business development reported strong financial results for the first half of 2010, lifting First Pacific's recurring profit 51% to US$191.9 million. Performance in the second half of the year is expected to remain strong.

**Goal:** Drive an increase in head office cashflow
**Achievement:** Achieved and ongoing. The Head Office operating cash inflow increased 21% to approximately US$142 million as a result of higher final and special cash dividends for 2009 received from PLDT and 2009 final dividends from Indofood and Philex. Cash inflow for the full year 2010 is expected to increase given PLDT's committed payout of 70% of its recurring earnings, Indofood's 40% and 25% at Philex. In addition, MPIC's Board declared an interim cash dividend of Peso 0.01 (U.S. 0.022 cent) per share.

**Goal:** Continue to explore investment opportunities in existing core businesses across the region
**Achievement:** Ongoing. First Pacific continues to evaluate complementary investment opportunities in telecoms, infrastructure, consumer food products and natural resources in the emerging markets of Asia.



**Goal:** Achieve core net income for 2010 of over Pesos 41 billion
**Achievement:** Ongoing. Core net income increased by 2% to Pesos 21.2 billion (US$462.8 million) in the period, reflecting PLDT's equity share in Meralco's net earnings and lower cost of sales, partially offset by higher financing costs.

**Goal:** Achieve continued growth of the broadband business in terms of subscribers and revenues, as a key driver to overall revenue growth in 2010
**Achievement:** On-track. Combined broadband subscribers – Digital Subscriber Line ("DSL") fixed and wireless – grew 60% to 1.96 million, which accounted for approximately 59% of the broadband market. Total DSL, wireless broadband and internet service revenues rose 21% in the period to Pesos 8.0 billion (US$174.6 million) with DSL ARPU at approximately Pesos 1,150 (US$25.1) and net blended wireless ARPU at Pesos 465 (US$10.2).

**Goal:** Upgrade the fixed and wireless networks within a capex budget of Pesos 28.6 billion to support broadband growth and the group's new initiatives in the wireless business, including more aggressive voice offers
**Achievement:** Ongoing. Capex for the period included investment in the secondary network that caters exclusively to unlimited service offerings. The success of *Red Mobile* and Smart's new unlimited offers stimulated text volume and voice minutes up 27% and 279%, respectively during the period.

**Goal:** Complete the consolidation of the voice/customer interaction services and business process outsourcing/ knowledge processing solutions business into one entity
**Achievement:** Ongoing. ICT is undertaking the reorganization of its businesses into SPi Global Holdings ("SPi") and ePLDT. SPi provides customer interaction services and call centers under the *Ventus* brand and knowledge processing solutions and business process outsourcing services. ePLDT operates data centers, internet and on-line gaming businesses.

**Goal:** Consolidate PLDT Communications and Energy Ventures, Inc.'s ("PCEV") (formerly Pilipino Telephone Corporation) interest in Meralco with Metro Pacific Investments Corporation's ("MPIC") Meralco stake into Beacon Electric Asset Holdings, Inc. ("Beacon")
**Achievement:** Achieved. In March 2010, PCEV and MPIC completed the consolidation of a total of 28.2% interest in Meralco to a special purpose company Beacon which is jointly owned by PCEV and MPIC. Beacon subsequently exercised a call option to acquire an additional 6.6% interest in Meralco which increased its total interest in Meralco to 34.8%. PCEV's current direct interest in Meralco is approximately 6%.

METRO PACIFIC INVESTMENTS

**Goal:** Complete the consolidation of MPIC's and Piltel's Meralco stake into Beacon
**Achievement:** Achieved and ongoing. In March 2010, MPIC and PCEV (formerly Piltel) completed the consolidation of a total of 28.2% interest in Meralco to a special purpose company Beacon Electric Asset Holdings, Inc. ("Beacon") which is jointly owned by MPIC and PCEV. Beacon subsequently exercised a call option to acquire an additional 6.6% interest in Meralco which increased its total interest in Meralco to 34.8%. At the last stage of consolidation, MPIC's interest in Meralco will be 21%.

**Goal:** Continue to grow billed volumes at Maynilad and minimize the impact of El Niño
**Achievement:** Achieved and ongoing. Total billed water volume increased 10% to 183 million cubic meters from 167 million cubic meters, water service connections increased 9% to 846,682. To minimize the negative impact of the water shortage, Maynilad is employing advance leak detection technology to further reduce system loss, has installed additional water tanks for water storage and has activated the Putatan water treatment plant while continuing to develop alternative water sources.

**Goal:** Conclude further investments in the Southern Tollway system and conclude the negotiations for the SCTEX franchise. Secure equity at the Metro Pacific Tollways Corporation level in order to fund these expansion projects
**Achievement:** Achieved and ongoing. In June 2010, the Bases Conversion and Development Authority granted MNTC the franchise to operate and maintain the 94-kilometer Subic-Clark-Tarlac Expressway for 25 years and renewable for another 8 years to 2043. MPTC is evaluating expansion opportunities in southern Luzon.

**Goal:** Conclude the acquisition of the largest hospital in the Visayas region, complete the renovation at Makati Medical, the redevelopment plans for Cardinal Santos and additional doctors' clinics at Davao Doctors
**Achievement:** Achieved and ongoing. The acquisition of 51.0% interest in Riverside Medical Center, Inc. ("RMCI"), the largest hospital in Bacolod with bed capacity of 324, was completed in May 2010. The renovation, redevelopment, facilities upgrading and integration of the existing four hospitals are on track.

**Goal:** Complete the takeover of Manila North Harbour
**Achievement:** Divested. In June 2010, as a result of inconclusive negotiation and agreements with the proposed partner, MPIC divested its entire 35.0% interest in Manila North Harbour Port, Inc. to its joint venture partner Harbour Center Port Terminal, Inc. with investment costs fully recovered.

**Goal:** Continue evaluating promising infrastructure projects
**Achievement:** Ongoing. MPIC continues to evaluate promising infrastructure opportunities in the Philippines.


Indofood
THE SYMBOL OF QUALITY FOODS

**Goal:** Focus on organic growth through product innovations and distribution penetration
**Achievement:** Achieved and ongoing. During the first half of 2010, the CBP group widened its offerings across a spectrum of food products while Indofood as a whole strengthened and extended its distribution network.

**Goal:** Expand oil palm and sugar plantation area through new planting
**Achievement:** Achieved and ongoing. The Agribusiness group planted 3,678 hectares of new palm oil trees and 1,865 hectares of sugar cane while extending the area devoted to rubber, tea, cocoa and coconut in the first half of 2010.

**Goal:** Enhance supply chain through increasing partnerships with farmers
**Achievement:** Achieved and ongoing.

**Goal:** To strengthen balance sheet and reduce debt
**Achievement:** Achieved and ongoing. As at 30 June 2010, Indofood recorded gross debt of Rupiah 16.80 trillion (US$1.85 billion), down from Rupiah 17.28 trillion (US$1.84 billion) as at 31 December 2009.

**Goal:** Continue harmonization of IT system
**Achievement:** Achieved and ongoing. The majority of IT systems investment has been completed. This is delivering increased efficiency while reducing waste across the entire distribution system and further refinements will continue to support this.



## Philex Mining Corporation

**Goal:** Improve the output from the Padcal Mine to approximately 9 million tonnes of ore
**Achievement:** Ongoing. Total ore milled in the first half of 2010 increased 8% to 4.4 million tonnes at an average grade of 0.208% copper and 0.476 grams of gold per tonne (1H09: 0.239% copper and 0.624 grams of gold per tonne).

**Goal:** Complete the prefeasibility study of the Silangan Project
**Achievement:** Ongoing. The Silangan Project is scheduled to complete its definitive feasibility study and thereafter enter to development phase by 2011.

**Goal:** Start commercial operation of the Zamboanga coal mine of Brixton Energy & Mining Corporation
**Achievement:** Ongoing. On track to start commercial operation in the fourth quarter of 2010.

**Goal:** Further evaluate the opportunities of the energy group and the petroleum/hydro-carbon assets
**Achievement:** Ongoing. Exploration work for oil and gas deposits continues. The GSEC 101 over the Sampaguita natural gas discovery, northwest of Palawan under Forum Energy Plc was converted into Service Contract (SC) 72.

# Review of Operations



First Pacific Group companies continued to grow and strengthened their market positions during the period. Consolidated contribution from operations increased 45% to US$219.3 million. PLDT, MPIC and Philex declared interim dividends which enabled First Pacific to approve an increase in its interim dividend of 50% in line with its improvement in recurring profit.

Below is an analysis of results by individual company.

**Contribution Summary**

| | Turnover | | Contribution to Group profit[(i)] | |
|---|---|---|---|---|
| For the six months ended 30 June<br>US$ millions | **2010** | 2009 | **2010** | 2009 |
| PLDT[(ii)] | **–** | – | **113.3** | 102.9 |
| MPIC | **193.4** | 156.2 | **22.7** | 14.6 |
| Indofood | **1,968.1** | 1,652.9 | **79.7** | 31.8 |
| Philex[(ii)] | **–** | – | **3.6** | 2.1 |
| **From Operations** | **2,161.5** | 1,809.1 | **219.3** | 151.4 |
| Head Office items: | | | | |
| – Corporate overhead | | | **(8.5)** | (7.8) |
| – Net interest expense | | | **(15.5)** | (11.7) |
| – Other expenses | | | **(3.4)** | (4.4) |
| **Recurring Profit** | | | **191.9** | 127.5 |
| Foreign exchange and derivative gains[(iii)] | | | **5.6** | 3.3 |
| Gain on changes in fair value of plantations | | | **1.1** | 8.4 |
| Non-recurring items[(iv)] | | | **(10.1)** | 25.1 |
| **Profit Attributable to Owners of the Parent** | | | **188.5** | 164.3 |

*(i) After taxation and non-controlling interests, where appropriate*

*(ii) Associated companies*

*(iii) Foreign exchange and derivative gains represent the gains on foreign exchange translation differences on the Group's unhedged foreign currency denominated borrowings and payables and the changes in the fair values of derivatives.*

*(iv) 1H10's non-recurring losses of US$10.1 million mainly represent the Group's share of Meralco's non-recurring losses, and provision and write-off of certain assets. 1H09's non-recurring gains of US$25.1 million mainly represent Maynilad's reversal of provision for deferred credits following a resolution of the issue of new tariff rates with the regulator.*

**Contribution by Country**


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Philippines
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Indonesia

Turnover ↑19%
- to US$2,161.5 million from US$1,809.1 million
- principally reflecting a 24% increase in MPIC's turnover and an approximately 20% appreciation of the average rupiah exchange rate against the U.S. dollar

Recurring profit ↑51%
- to US$191.9 million from US$127.5 million
- comprising a significantly improved performance and contribution from all operating companies
- partially offset by a higher net interest expense at the Head Office level

Non-recurring losses
- US$10.1 million
- mainly represents the Group's share of Manila Electric Company ("Meralco")'s non-recurring losses, and provision and write-off of certain assets compared with a gain of US$25.1 million mainly in relation to Maynilad's reversal of provision for deferred credits in the previous period

Reported profit ↑15%
- to US$188.5 million from US$164.3 million
- reflecting the increase in recurring profit
- reflecting derivative gains at PLDT and an approximately 4% appreciation of the closing rupiah against the U.S. dollar giving rise to a net foreign exchange and derivative gain of US$5.6 million (1H09: US$3.3 million)

The Group's operating results are denominated in local currencies, principally the peso and rupiah, which are translated and consolidated to provide the Group's results in U.S. dollar. The changes of these currencies against the U.S. dollar are summarized below.

| **Closing** | **At 30 June 2010** | At 31 December 2009 | Six months change | At 30 June 2009 | One year change |
|---|---|---|---|---|---|
| Peso | **46.37** | 46.20 | –0.4% | 48.13 | +3.8% |
| Rupiah | **9,083** | 9,400 | +3.5% | 10,225 | +12.6% |

| **Average** | **Six months ended 30 June 2010** | 12 months ended 31 December 2009 | Six months change | Six months ended 30 June 2009 | One year change |
|---|---|---|---|---|---|
| Peso | **45.81** | 47.81 | +4.4% | 48.06 | +4.9% |
| Rupiah | **9,208** | 10,349 | +12.4% | 11,022 | +19.7% |

During the period, the Group recorded net foreign exchange and derivative gains of US$5.6 million (1H09: US$3.3 million), which may be further analyzed as follows:

| For the six months ended 30 June<br>US$ millions | **2010** | 2009 |
|---|---|---|
| Head Office | **(1.2)** | (0.9) |
| PLDT | **4.6** | (6.2) |
| MPIC | **(0.4)** | 0.2 |
| Indofood | **2.7** | 10.2 |
| Philex | **(0.1)** | – |
| **Total** | **5.6** | 3.3 |

### Additional Investments

Additional investments made in the first six months:

Infrastructure/Telecommunications

- Beacon, a special purpose vehicle for holding PLDT/PCEV and MPIC's investment in Meralco, exercised the call option to acquire an additional 6.6% interest in Meralco for Pesos 22.4 billion (US$489.2 million)

Natural Resources

- Philex acquired 1.14% interest in FEC Resources, Inc. in January 2010 (US$2.5 million)
- Philex acquired the remaining 19% equity interest in Philex Gold Inc. through a tender offer in April 2010 (US$5.8 million)
- Philex's wholly-owned subsidiary Philex Petroleum Corporation acquired an additional 2.4% interest in Forum Energy Plc. (US$0.8 million)

First Pacific Group has built a portfolio of assets which have strong growth and cash flow prospects. The Company's focus remains on improving the performance of these businesses and delivering higher profits, increasing cash flows and driving value appreciation.

### Capital Management

Interim Dividend

The First Pacific Board has declared an interim dividend of HK6.00 cents (U.S. 0.77 cent) (1H09: HK4.00 cents (U.S. 0.51 cent) per share, which represents an increase of 50%.

Share Repurchase Program

The Board approved in June 2010 to conduct a two-year program to buy back up to US$130 million of First Pacific shares by way of "on-market repurchases". Since the program was announced, US$2.7 million have been invested in the repurchases.

### Debt Profile

At 30 June 2010, gross debt at the Head Office stood at US$996.0 million. In July, FPMH Finance Limited, a wholly owned subsidiary of the Company, issued a US$300 million seven-year senior guaranteed secured bond as part of its refinancing and overall debt management program. The fixed rate bond enhanced First Pacific's interest rate risk management, reducing the Head Office's floating-rate borrowings to approximately 35% of the total from approximately 65% and doubled the average maturity of the Head Office's borrowings.

Net interest expense during the period increased 32% to US$15.5 million as a result of a higher average debt level and higher interest rates during the period.

### Interest Cover

For the first six months, Head Office's recurring operating cash inflow was approximately US$142 million and cash interest payments were approximately US$11 million. Cash interest cover stood at approximately 12.9 times.

### Foreign Currency Hedging

First Pacific hedges declared dividends from operating companies, mainly peso dividends from PLDT. A two-year forward contract was entered in December 2009 to hedge a portion of the peso dividend income from PLDT. Rupiah dividends from Indofood are not hedged due to the high cost of hedging in that currency.

### Interest Rate Hedging

As at 30 June 2010, 64% of the Head Office's borrowings were on a floating rate basis. To manage the interest rate risk, a 3.75-year interest rate swap contract to convert the interest rate of a US$200 million loan from floating to fixed was entered in April 2009. Another three-year interest rate swap contract was entered in November 2009 to hedge another US$45 million floating interest rate exposure. In July 2010, US$300 million fixed-rate bonds were issued to refinance floating-rate borrowings.

### 2010 Outlook

Each of First Pacific's operating companies expressed cautious optimism with respect to their outlook for the second half of 2010. PLDT's core net income for 2010 has been guided at being north of Pesos 41.0 billion (US$895 million), ahead of the 2009 figure, as it maintains market share in an increasingly competitive environment. MPIC, the infrastructure arm of First Pacific, raised its guidance for core net income for the year to Pesos 3.3 billion (US$72.0 million) from Pesos 3.0 billion (US$65.5 million) earlier. Indofood's strong operating margins are driving improved performance, while Philex is targeting higher-quality ore in the second half of the year.

MPIC's toll road unit expanding north and south. Meralco is looking into electricity generation and Philex is preparing to begin work at the very significant Silangan project while it examines other expansion possibilities as well. Maynilad is developing into an extremely valuable investment while improving the lives of millions of people in greater Manila. PLDT is leveraging its domination of cellular and fixed-line services to bring affordable data services to the country. Indofood continues to strengthen its market share and profit margins in an increasingly competitive environment and we expect a successful spin-off of its Consumer Branded Products division later this year.



PLDT contributed a profit of US$113.3 million to the Group (1H09: US$102.9 million). This represents approximately 52% (1H09: 68%) of First Pacific's aggregate contribution derived from the operations of subsidiary and associated companies for the period. The increase in profit contribution (after the impact of an approximately 5% appreciation of the average peso rate against the U.S. dollar) was a reflection of PLDT's equity share in net earnings of associates, principally from its share of earnings of Manila Electric Company ("Meralco"), and lower cost of sales, partly offset by a decrease in service revenues.

| | |
|---|---|
| Consolidated core net income ↑2% | • to Pesos 21.2 billion (US$462.8 million) from Pesos 20.8 billion (US$432.8 million)<br>• equity share in net earnings of associates, principally from PLDT's share in Meralco's earnings<br>• Decrease in PLDT Communications and Energy Ventures, Inc. ("PCEV") minority interest<br>• Decline in cost of sales<br>• Decrease in service revenues<br>• Higher net financing costs |
| Reported net income ↑10% | • to Pesos 21.7 billion (US$473.7 million) from Pesos 19.7 billion (US$409.9 million)<br>• reflecting a 2% increase in consolidated core net income<br>• net forex and derivative gains of Pesos 791 million (US$17.3 million) due to gains arising from derivative contracts<br>• an increase in asset impairment provision and an adjustment for non-recurring items of Meralco |
| Consolidated service revenues ↓1% | • to Pesos 72.2 billion (US$1.6 billion) from Pesos 72.9 billion (US$1.5 billion)<br>• 3% growth in voice revenues particularly in cellular resulting from the introduction of unlimited voice offers and from growth in inbound international call volumes<br>• 5% decline in data and ICT revenues |
| EBITDA ↓2% | • to Pesos 43.3 billion (US$945.2 million) from Pesos 44.1 billion (US$917.6 million) |
| EBITDA margin | • stable at 60% of service revenues with 62% for wireless, 50% for fixed line and 14% for ICT |
| Consolidated free cash flow ↓18% | • to Pesos 19.4 billion (US$423.5 million) from Pesos 23.7 billion (US$493.1 million)<br>• capex decreased 9% to Pesos 9.7 billion (US$211.7 million)<br>• lower cash from operations<br>• higher interest expense resulting from higher average debt level |
| Consolidated debt | • at US$2.1 billion from US$2.2 billion as at 31 December 2009<br>• U.S. dollar denominated debts increased slightly to 49% from 48% at the end of 2009; 23% of total debt remains unhedged taking into account peso borrowings, hedges and U.S. dollar cash holdings<br>• 71% of total debt are fixed-rate loans while 29% are floating-rate loans<br>• 60% of total debt matures in or after 2013 |
| Consolidated net debt | • at US$1.5 billion from US$1.3 billion as at 31 December 2009 |
| Net debt/EBITDA | • at 0.8 times from 0.6 times as at 31 December 2009 |

### Interim Dividend

PLDT maintained its strong performance despite signs of increasing maturity in its core market. It declared an interim regular dividend of Pesos 78 (US$1.7), an increase from Pesos 77 (US$1.6) in the first half of 2009, which adheres to the committed 70% payout of core earnings.

### Share Buyback

In 2008, PLDT's board approved a share buyback program of up to 5 million shares. As of 30 June 2010, PLDT had bought back 2.7 million shares into treasury at an average cost of Pesos 2,387 (US$52.1) per share.

Under the approved share buyback program, PLDT may still acquire up to 2.3 million shares from the market on an opportunistic basis.

### Wireless

Smart's cellular subscriber base grew 18% to 45.3 million (1H09: 38.5 million) representing approximately 53% of the total cellular market in the Philippines based on subscribers and approximately 59% in terms of revenue.

At the end of June 2010, the cellular SIM penetration rate in the Philippines was approximately 90%. About 99% of Smart's subscribers are prepaid. The average prepaid subscriber acquisition cost continues to decline and was approximately 18% of net blended prepaid ARPU of Pesos 153 (US$3.3) for the period. Net blended ARPU declined 16% year-on-year to Pesos 164 (US$3.6).

Combined broadband subscribers – Digital Subscriber Line ("DSL") fixed and wireless – grew 60% year-on-year to 1.96 million, which accounted for approximately 59% of the broadband market. Total DSL, wireless broadband and internet service revenues were up 21% to Pesos 8.0 billion (US$174.6 million) with DSL ARPU at approximately Pesos 1,150 (US$25.1) and net blended wireless ARPU at Pesos 465 (US$10.2).

Voice revenues contributed 50% to total cellular service revenues in the first half of 2010 compared with 43% in the same period of last year. Low-cost/unlimited voice promotional offerings (*SmartTalk, SmartTalk Plus, Red Mobile Unlimited*) continue to stimulate demand for voice services with a 279% year-on-year increase in domestic call minutes. *Red Mobile* was relaunched in March 2010 and positioned to meet market demand for unlimited services, particularly for "second SIM" holders. In order to support the traffic requirements for unlimited voice and text without degrading the service quality of other subscribers, Smart built a secondary network that caters exclusively to unlimited service offerings.

SMS/data services as at end June 2010 accounted for 47% of cellular service revenues compared with 54% last year. SMS volumes continue to grow but yields are lower due to bucket plans. Text volume rose 27% in the period.

Wireless service revenue

- stable at Pesos 47.9 billion (US$1.0 billion) from Pesos 48.1 billion (US$1.0 billion)
- accounted for 61% of PLDT's consolidated service revenues
- reflecting revenue growth in wireless broadband and cellular voice
- partially offset by the decline in revenues in cellular data and the satellitee business resulting from the disposal of the satellite transponders

Wireless EBITDA ↓2%

- to Pesos 29.7 billion (US$648.3 million) from Pesos 30.2 billion (US$628.4 million)
- reflecting higher cash operating costs, largely from higher professional and other contracted services, rental costs for domestic leased circuits and sites, as well as repairs and maintenance expenses offset by lower cost of sales, selling and promotions expenses, and asset impairment charges, and stable service revenues

EBITDA margin

- to 62% from 63%

| | |
|---|---|
| Net blended ARPU ↓16% | • to Pesos 164 (US$3.6) from Pesos 195 (US$4.1)<br>• due to the increase in the subscriber base, and the continued preference for bucket-priced and unlimited offers which accounted for 56% of cellular data revenues |

Smart continues to invest in its cellular and multi-platform broadband networks while upgrading its transmission, core and access facilities. Its 3G and HSPA networks cover approximately 50% and 44% of the Philippine population, respectively.

**Fixed Line**

Fixed line subscribers increased 4% to 1.9 million year-on-year as a result of marketing initiatives offering an array of products and services to its retail customers, corporate clients and small-medium size enterprises ("SMEs").

| | |
|---|---|
| Fixed line service revenue ↓1% | • to Pesos 25.2 billion (US$550.1 million) from Pesos 25.4 billion (US$528.5 million)<br>• reflecting lower revenues from local exchange, national long distance and international long distance call services as customers shifted to other means of communications<br>• partially offset by increases in corporate data and DSL service revenues<br>• accounted for 32% of PLDT's consolidated service revenues<br>• revenues from data service accounted for 46% (1H09: 41%) of total fixed line service revenues reflecting increases in both domestic and international data services revenues |
| Fixed line EBITDA ↓5% | • to Pesos 12.7 billion (US$277.2 million) from Pesos 13.3 billion (US$276.7 million)<br>• reflecting lower service revenues and an 1% increase in operating expenses primarily relating to professional and other contracted services and maintenance expenses<br>• flat in US$ terms |
| EBITDA margin | • 50% (1H09: 52%) |

PLDT DSL sustained its strong performance, with subscribers increasing 20% year-on-year to more than 609,000 as at the end of June 2010, and revenues rising 22% to Peso 4.1 billion (US$89.5 million) year-on-year. The fixed line business continues to leverage PLDT's fixed and wireless networks for expansion and creation of new products for specific market segments in order to generate higher ARPUs.

The ongoing network upgrading to an all-IP next generation network ("NGN") will significantly improve the network's efficiency and capability, particularly data-related services.

**Information and Communications Technology ("ICT")**

The on-going reorganization of the ICT businesses aims to create better focus and maximize scale. ePLDT Ventus, which handles customer interaction services (more commonly known as "call center") and SPi Technologies, Inc., the knowledge processing arm (also known as business process outsourcing or "BPO") have combined their operations and will be known as SPi Global Holdings while Vitro Data Center and internet and on-line gaming operations will remain housed under ePLDT.

Ventus employs an average of 4,671 customer service representatives and operates approximately 6,230 seats at seven customer interaction solution sites.

| | |
|---|---|
| ePLDT's service revenue ↑1% | • to Pesos 5.3 billion (US$115.7 million) from Pesos 5.2 billion (US$108.2 million)<br>• accounted for 7% of PLDT's consolidated service revenues<br>• reflecting primarily a 52% growth in data center revenues arising from increase in co-location rental revenues and disaster recovery services<br>• partially offset by decline in revenues from call center and BPO due the impact of the appreciation of the average peso/US$ exchange rate on ePLDT revenues, of which 70% are US$-denominated |
| ePLDT EBITDA ↑48% | • to Pesos 756 million (US$16.5 million) from Pesos 511 million (US$10.6 million)<br>• reflecting 1% increase in service revenues<br>• 4% decline in cash operating expenses in relation to reduction in headcount |
| EBITDA margin | • to 14% from 10% |

Under the new business structure of ICT, SPi is focusing on creating end-to-end BPO solutions through consolidation, with the end of accelerating growth in all three of its verticals – call center, healthcare and content solutions. ePLDT will continue to expand its data center businesses while exploring cloud computing initiatives and other ICT programs.

**Meralco**

PCEV, a 99.5% owned subsidiary of Smart Communications, Inc., has a direct stake of approximately 6% in Meralco, the largest electricity distributor in the Philippines. PCEV also owns 50% of Beacon, a special purpose company jointly owned with Metro Pacific Investments Corporation ("MPIC"). Beacon presently owns approximately 34.8% of Meralco. Meralco's franchise allows it to distribute electricity in most of Luzon until 2028. The franchise area produces 46% of the country's gross domestic product and is home to 26% of the Philippines' population. Meralco accounts for approximately 60% of total electricity sales in the Philippines.

A synergy team composed of members from PLDT and Meralco, is working closely to identify areas of cooperation, including co-location of facilities, joint pole agreements, use of each other's fiber optic networks, cross marketing and selling to each other's subscriber bases, as well as broadband over power lines and prepaid metering.

On 25 May, 2010, Manuel V. Pangilinan, Chairman of PLDT and Managing Director and Chief Executive Officer of First Pacific, was appointed by the Meralco Board of Directors to the position of President and Chief Executive Officer of Meralco as well as Chairman of the Executive Committee. Napoleon L. Nazareno, Chief Executive Officer of PLDT and Non-executive Director of First Pacific, was re-elected to the Meralco Board of Directors and Executive Committee on the same date.

Details of Meralco's performance in the first half of 2010 can be found in the MPIC section on pages 17 and 18 of this report.

**2010 Outlook**

The cellular business faces challenges given the high market penetration, the market's increasing preference for unlimited offers and multiple SIM ownership, competition from social networking and broadband, as well as aggressive competition among the industry players. While growth in both broadband subscribers and revenues is expected to continue, PLDT is studying opportunities for growth in areas that may complement the traditional telco business, such as the use of content.

Full-year 2010 service revenues are expected to grow 2% to Pesos 148 billion (US$3.2 billion) owing to strong growth in fixed/wireless broadband, corporate and SME business for the fixed line and improvement in the BPO business.

PLDT will continue to invest in its network with expected capex for 2010 of Pesos 28.6 billion (US$624.3 million), representing approximately 19% of 2010 forecast service revenues. Core net income in 2010 is expected to be slightly higher than the Pesos 41.1 billion (US$860 million) core net income for 2009 as a result of the expected increase in revenues, the contribution from Meralco and lower income tax provision, slightly offset by higher financing charges.

### Reconciliation of Reported Results Between PLDT and First Pacific

PLDT's operations are principally denominated in peso, which averaged Pesos 45.81 (1H09: Pesos 48.06) to the U.S. dollar. Its financial results are prepared under Philippine Generally Accepted Accounting Principles (GAAP) and reported in peso. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Philippine GAAP and Hong Kong GAAP are largely based on International Financial Reporting Standards (IFRSs), however, certain adjustments need to be made to PLDT's reported peso results to ensure full compliance with Hong Kong GAAP. An analysis of these adjustments follows.

| For the six months ended 30 June<br>Peso millions | **2010** | 2009 |
|---|---|---|
| Net income under Philippine GAAP | **21,679** | 19,720 |
| Preference dividends[(i)] | **(44)** | (45) |
| Net income attributable to common shareholders | **21,635** | 19,675 |
| Differing accounting and presentational treatments[(ii)] | | |
| – Reclassification of non-recurring items | **342** | - |
| – Others | **(1,561)** | (2,075) |
| Adjusted net income under Hong Kong GAAP | **20,416** | 17,600 |
| Foreign exchange and derivative (gains)/losses[(iii)] | **(791)** | 1,119 |
| PLDT's net income as reported by First Pacific | **19,625** | 18,719 |
| US$ millions | | |
| Net income at prevailing average rates for 1H10: Pesos 45.81 and 1H09: Pesos 48.06 | **428.4** | 389.5 |
| Contribution to First Pacific Group profit, at an average shareholding of 1H10: 26.5% and 1H09: 26.4% | **113.3** | 102.9 |

*(i) First Pacific presents net income after deduction of preference dividends.*

*(ii) Differences in accounting treatment under Philippine GAAP, compared with Hong Kong GAAP, and other presentational differences. The principal adjustments include:*

- *Reclassification of non-recurring items: Certain items through occurrence or size, are not considered usual operating items which are reallocated and presented separately. Adjustment for 1H10 of Pesos 342 million represents share of Meralco's non-recurring losses of Pesos 227 million and asset impairment provisions of Pesos 115 million.*
- *Others: The adjustment principally relates to the accrual of withholding tax on PLDT's net income in accordance with the requirements of Hong Kong Accounting Standard (HKAS) 12 "Income Taxes".*

*(iii) To illustrate the underlying operational results and profit contributions, foreign exchange and derivative gains/losses (net of related tax) are excluded and presented separately.*

# METRO PACIFIC INVESTMENTS

MPIC's quality infrastructure portfolio comprising the following assets offering water distribution, toll roads, electricity distribution and healthcare services:

- 58.0% in Maynilad Water Services, Inc. ("Maynilad")
- 99.8% in Metro Pacific Tollways Corporation ("MPTC") which owns 67.1% of Manila North Tollways Corporation ("MNTC")
- 50.0% in Beacon Electric Asset Holdings, Inc. ("Beacon") which owns 34.8% of Manila Electric Company ("Meralco")
- 35.1% in Medical Doctors, Inc. ("MDI"), which owns 100% of Colinas Verdes Hospital Managers Corporation ("CVHMC"), the operator of Cardinal Santos Medical Center ("CSMC")
- 34.9% in Davao Doctors Hospital ("DDH")
- 51.0% in Riverside Medical Center, Inc. ("RMCI")

MPIC's contribution to the Group increased 55.5% to US$22.7 million (1H09: US$14.6 million) reflecting higher contribution from all its businesses with the exception of healthcare.

| | |
|---|---|
| Consolidated core net income ↑1.7 times | • to Pesos 1,926 million (US$42.0 million) from Pesos 716 million (US$14.9 million)<br>• Maynilad, MPTC, Meralco and Healthcare accounted for 46%, 27%, 24% and 3%, respectively, of MPIC consolidated profit contribution from operations, partly offset by higher interest expenses in relation to investments in Meralco and the issuance of convertible bonds, and higher personnel-related expenses |
| Revenues ↑18% | • to Pesos 8,860 million (US$193.4 million) from Pesos 7,508 million (US$156.2 million)<br>• reflecting improved performance from Maynilad and MPTC |
| Consolidated reported net income ↑3% | • to Pesos 1,754 million (US$38.3 million) from Pesos 1,696 million (US$35.3 million)<br>• reflecting slower growth than core net income due to a significant non-recurring income recorded in the first half of 2009 as part of the rate rebasing exercise for Maynilad in May 2009 |
| Non-recurring losses | • Pesos 172 million (US$3.8 million)<br>• provisions at Meralco |
| Consolidated debt ↓24% | • to Pesos 32.7 billion (US$704.7 million) from Pesos 42.8 billion (US$926.1 million) as at 31 December 2009<br>• reflecting loan repayments in the first quarter |

### Interim Dividend

The Board of Directors declared an interim cash dividend of Peso 0.01 (U.S. 0.022 cent) per share.

### Maynilad

Maynilad operates a franchise that runs until 2037 for the sole water distribution system for the western half of Metro Manila, with a population of 9.3 million in a franchise that runs until 2037. During MPIC's operation of Maynilad, pipeline network expansion and leak repair have reduced the unserved population within the franchise area by 30% to 1.22 million and reduced the underserved population by 27% to 3.03 million.

| | |
|---|---|
| Total billed water volume ↑10% | • to 183 million cubic meters from 167 million cubic meters<br>• reflecting a rise in total billed customers<br>• partially offset by a 1% decline in average daily consumption for the period to 1.21 cubic meters per day as water resources decreased as a result of below-average rainfall |
| Total billed customers ↑9% | • to 846,682 from 777,160 a year earlier<br>• 77% of the customers are residential and semi-business and the remaining 23% are commercial and industrial |
| Average non-revenue water ↓10% | • to 55% from 61%<br>• 53% in June 2010<br>• reflecting successes in leakage identification and repair, and redirecting available water to areas with fewer leaks |
| Revenues ↑24% | • to Pesos 5,860 million (US$127.9 million) from Pesos 4,743 million (US$98.7 million)<br>• reflecting higher billed water volume, additional water service connections, a higher average tariff and increased sewer service income |
| Core net income ↑87% | • to Pesos 2,451 million (US$53.5 million) from Pesos 1,308 million (US$27.2 million)<br>• higher than the growth in revenues due to decreased amortization of concession assets |
| Core EBITDA ↑24% | • to Pesos 3,737 million (US$81.6 million) from Pesos 3,009 million (US$62.6 million) |
| Reported net income ↑5% | • to Pesos 2,428 million (US$53.0 million) from Pesos 2,316 million (US$48.2 million)<br>• reflecting slower growth than core net income due to a significant non-recurring income in the first half of 2009 as a result of the rate rebasing exercise in May 2009 |

Maynilad's major source of water is Angat which recorded historically low levels in July 2010. To minimize the impact from the recent water shortage, Maynilad implemented the following initiatives:

- recovered over 113 million liters per day of water by fixing over 34,000 leaks during the period, taking advantage of a governmental waiver of a requirement to secure permits before repairing leaks
- Installed five additional water tanks for water storage
- delivered water to affected communities by water tankers
- activated the Putatan water treatment plant, with expected production of 100 MLD by September 2010
- developing alternative raw water sources

Maynilad's revised capital expenditure plan enabled it to secure a six-year income tax holiday commencing in January 2010. It plans to reinvest additional funds arising from the tax holiday into network improvements.

By the end of 2010, Maynilad aims to further reduce non-revenue water to 51%, to increase the share of customers receiving water pressure of 7 pounds per square inch ("psi") to 84% of the total, to boost the share of customers receiving water 24 hours a day to 68% and to increase population coverage within the franchise area to 85%.

It plans to invest a total of Pesos 21 billion (US$452.9 million) in capital expenditure from 2010 to 2012, with the aim of reducing non-revenue water to 40%, achieving 92% population coverage in the franchise area with all customers served enjoying 24-hour water supply and water pressure of 7 psi.

### MPTC

MPTC, through its 67.1% interest in MNTC and 46.0% interest in Tollways Management Corporation ("TMC"), operates the North Luzon Expressway ("NLEX"), the Subic Clark Tarlac Expressway ("SCTEX") and the Subic Freeport Expressway. The franchise for NLEX runs until 2037.

In June 2010, the Bases Conversion and Development Authority granted MNTC a franchise to operate and maintain the 94-kilometer SCTEX for 25 years and renewable for another 8 years to 2043. The total MPTC toll road network comprises a total of 187 kilometers for a 62% share of all toll roads in the Philippines.

MPTC's improvement in operational performance continues. The 2.7-kilometer Segment 8.1 opened in June 2010 and average daily traffic rose 5% to 158,729 vehicle entries per day from 151,653 a year earlier as a result of marketing initiatives and stable fuel prices.

| | |
|---|---|
| Revenues ↑6% | • to Pesos 2,922 million (US$63.8 million) from Pesos 2,765 million (US$57.5 million)<br>• reflecting higher traffic volumes and longer average journeys as a result of marketing initiatives aimed at boosting local tourism and higher traffic from commercial vehicles in spite of the gradual increase in fuel prices |
| Core net income ↑18% | • to Pesos 753 million (US$16.4 million) from Pesos 636 million (US$13.2 million)<br>• reflecting lower provisions for heavy maintenance this year |
| Core EBITDA ↑6% | • to Pesos 1,827 million (US$39.9 million) from Pesos 1,718 million (US$35.7 million)<br>• in line with the growth in revenues |
| Reported net income ↓8% | • to Pesos 561 million (US$12.2 million) from Pesos 608 million (US$12.7 million)<br>• reflecting a non-recurring and non-cash provision relating to the imposition of value added taxes ("VAT") on toll rates |

The construction of the 2.4-kilometer Segment 9 is expected to be completed by the end of 2011, followed by completion of the 5.6-kilometer Segment 10 by mid-2013. In June 2010, the Department of Public Works and Highways ("DPWH") accepted an unsolicited proposal from Metro Pacific Tollways Development Corporation ("MPTDC"), a wholly-owned subsidiary company of MPTC, for the development of a 13.5-kilometer Connector Road between the NLEX and the South Luzon Expressway ("SLEX")/Skyway. The construction of the four-lane elevated expressway over an existing railway is scheduled to start in 2012. The bid has been granted original proponent status by DPWH and is being reviewed by the National Economic Development Authority. The opening of the Connector Road is expected to drive an increase in traffic volumes and reduce the journey time across Metro Manila by approximately one hour.

### Meralco

MPIC holds a 17.4% economic interest in Meralco, the largest electricity distributor in the Philippines, with a franchise to distribute electricity in most of Luzon until 2028. The franchise area produces 46% of the country's gross domestic product and is home to 26% of the Philippines' population. Meralco accounts for approximately 60% of total electricity sales in the Philippines.

System reliability improved by 26.4% in the first half of 2010 while system availability improved by 21%. System loss declined to a record low of a 12-month moving average of 7.9% as of June 2010, well below the regulatory requirement of 8.5%. The number of customers served by Meralco increased 3.2% to approximately 4.8 million.

Meralco's revenues ↑35%

- to Pesos 127,463 million (US$2,782 million) from Pesos 94,459 million (US$1,966 million)
- reflecting a 14% increase in energy sales to 14,950 GWh, higher average purchased power and transmission pass-through cost, and higher average tariffs under the Performance Based Regulatory ("PBR") regime

Meralco's core net income ↑82%

- to Pesos 5,805 million (US$126.7 million) from Pesos 3,185 million (US$66.3 million)
- reflecting higher tariffs and energy sales

EBITDA margin

- unchanged at 9%

Consolidated debt ↓7%

- to Pesos 20.3 billion (US$437.4 million) from Pesos 21.8 billion (US$472.2 million)
- reflecting an improved cash position of Meralco due to improved earnings in the period
- 79% is long-term

In February 2010, Meralco's Board of Directors approved a dividend policy of a regular payout of 50% of core net income plus a "look back" approach at the end of the year for any supplementary special dividend. The Board has approved a cash interim dividend of Pesos 2.5 (U.S. 5.5 cents) per share versus Pesos 1.5 (U.S. 3.1 cents) per share a year earlier. 2010 dividend payments to date total Pesos 5.65 (U.S. 12.3 cents) per share compared with Pesos 2.5 (U.S. 5.2 cents) per share in 2009.

On 25 May 2010, Manuel V. Pangilinan, Chairman of MPIC and Managing Director and Chief Executive Officer of First Pacific, was appointed by the Meralco Board of Directors to the position of President and Chief Executive Officer of Meralco as well as Chairman of the Executive Committee. Jose Ma. K. Lim, Chief Executive Officer of MPIC, was elected to Meralco's Audit and Risk Management Committee at the same time.

**Healthcare**

MPIC is developing the Philippine's first nationwide premier private healthcare portfolio of hospitals to deliver improved services including diagnostic, therapeutic and preventive medical services. It is the single largest shareholder of MDI, DDH and RMCI. The MPIC healthcare division's total bed capacity was 1,336 at the end of the period.

During the period, MPIC expanded its healthcare portfolio by acquiring a 51.0% interest in RMCI, the largest hospital in Bacolod with a bed capacity of 324.

MDI operates and manages the Makati Medical Center ("MMC") which has a 471-bed capacity and a training facility for approximately 750 nursing students. It is located at the primary central business district in Makati and specializes in oncology and cardiology.

DDH is the largest private hospital in Davao City with a 306-bed capacity and is considered the best medical facility in Mindanao. It is the largest medical institution in Mindanao. DDH operates a teaching institution Davao Doctors College Inc., which currently has approximately 1,900 students and is in the process of establishing a specialist eye center.

CVHMC's operating contract for the 235-bed CSMC facility in Metro Manila runs until 2029. MPIC is committed to investing Pesos 750 million (US$16.2 million) by 2019 to upgrade CSMC's medical facilities, equipment and parking facilities to enhance the range and quality of services.

| | |
|---|---|
| Revenues ↑3% | • to Pesos 2,831 million (US$61.8 million) from Pesos 2,760 million (US$57.4 million)<br>• a 4% revenue growth at MMC and a 5% at CSMC<br>• consolidated one month contribution of Pesos 76 million (US$1.7 million) from RMCI |
| Core EBITDA ↓9% | • to Pesos 540 million (US$11.8 million) from Pesos 591 million (US$12.3 million)<br>• reflecting the reduction in core net income |
| Core net income ↓25% | • to Pesos 181 million (US$4.0 million) from Pesos 242 million (US$5.0 million)<br>• principally reflecting higher operating expenses for personnel, equipment and infrastructure following investments in improved facilities, and lower revenues from three nursing colleges |

The healthcare division continues to invest in improving infrastructure, equipment and facilities, leveraging its technical and professional expertise to expand services and enhance operational efficiency across its hospitals. The division continues to evaluate opportunities for expansion through the acquisition of additional hospitals in strategic areas in the Philippines.

**Manila North Harbour – Divested**

In June 2010, MPIC divested its entire 35.0% interest in Manila North Harbour Port, Inc. to its joint venture partner Harbour Center Port Terminal, Inc. with investment costs fully recovered.

**2010 Outlook**

MPIC will report a full year's contribution from Meralco and is expected to receive a cash dividend from Maynilad. During the second half of the year, it is expected that Maynilad will see increased water supply and the healthcare division will see increased take-up of services, led by new diagnostic and treatment services. However, the imposition of VAT, which remains uncertain, may have an adverse impact on NLEX's traffic growth.

The longer term prospects for each portfolio company are very positive. Meralco plans to participate in electricity generation and retail electricity sales; Maynilad is accelerating its development to reach the 1.22 million unserved population and 3.03 million underserviced customers in the water franchise area; MPTC's plans to drive traffic higher by connecting the Northern and Southern toll road networks through Metro Manila are progressing; and the integration of the existing four hospitals under the healthcare division is ongoing.

### Reconciliation of Reported Results Between MPIC and First Pacific

MPIC's operations are principally denominated in peso, which averaged Pesos 45.81 (1H09: Pesos 48.06) to the U.S. dollar. Its financial results are prepared under Philippine GAAP and reported in peso. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Philippine GAAP and Hong Kong GAAP are largely based on IFRSs, however, certain adjustments need to be made to MPIC's reported peso results to ensure full compliance with Hong Kong GAAP. An analysis of these adjustments follows.

| For the six months ended 30 June<br>Peso millions | **2010** | 2009 |
|---|---|---|
| Net income under Philippine GAAP | **1,754** | 1,696 |
| Differing accounting and presentational treatments[i] | | |
| – Reclassification of non-recurring items | **143** | (971) |
| – Others | **(54)** | – |
| Adjusted net income under Hong Kong GAAP | **1,843** | 725 |
| Foreign exchange and derivative losses/(gains) [ii] | **29** | (9) |
| MPIC's net income as reported by First Pacific | **1,872** | 716 |
| US$ millions | | |
| Net income at prevailing average rates for 1H10: Pesos 45.81 and 1H09: Pesos 48.06 | **40.9** | 14.9 |
| Contribution to First Pacific Group profit, at an average shareholding of 1H10: 55.6% and 1H09: 97.8% | **22.7** | 14.6 |

*(i) Differences in accounting treatment under Philippine GAAP, compared with Hong Kong GAAP, and other presentational differences. The principal adjustments include:*

- *Reclassification of non-recurring items: Certain items through occurrence or size, are not considered usual operating items which are reallocated and presented separately. Adjustment for 1H10 of Pesos 143 million principally represents share of Meralco's non-recurring losses. Adjustment for 1H09 of Pesos 971 million principally represents Maynilad's reversal of provision for deferred credits following a resolution of the issue of new tariff rates with the regulator.*
- *Others: The adjustment principally relates to revenue recognition regarding pre-completion contracts for sale of development properties. Under Philippine GAAP, MPIC recognizes revenue from pre-completion contracts for sale of development properties based on the percentage of completion method. HKAS 18 "Revenue" and Hong Kong International Financial Reporting Interpretation Committee – Interpretation (HKIFRIC-Int) 15 "Agreements for the Construction of Real Estate" requires the recognition of revenue for such contracts based on the satisfaction of certain conditions, which includes the transfer of significant risks and rewards of ownership of the properties to the buyers and the absence of continuing managerial involvement to the degree usually associated with ownership and effective control over the properties sold.*

*(ii) To illustrate the underlying operational results and profit contributions, foreign exchange and derivative losses/gains (net of related tax) are excluded and presented separately.*


Indofood
THE SYMBOL OF QUALITY FOODS

During the first half of 2010, Indofood's improved financial performance continued into its sixth year with contributions from all of its four complementary strategic businesses: Consumer Branded Products, Bogasari, Agribusiness and Distribution. Indofood is a vertically integrated food company with production operations ranging from raw materials through to consumer branded products to the distribution of these products to a market of more than 230 million people across the archipelago of Indonesia.

Indofood's contribution to the Group increased 151% to US$79.7 million (1H09: US$31.8 million), principally reflecting the stronger performance of the Consumer Branded Products and Bogasari groups as well as lower net interest expenses, partially offset by weaker performance of the cooking oil and fats division of the Agribusiness group as a result of lower sales volumes.

Consolidated net sales ↑0.2%
- to Rupiah 18.12 trillion (US$1.97 billion) from Rupiah 18.08 trillion (US$1.65 billion)
- reflecting the increase in sales in the Consumer Branded Products, offset by reduction in volume in the Agribusiness and the reduction in volume and selling prices in the Bogasari group
- contributions from CBP, Bogasari, Agribusiness and Distribution groups were 47.6%, 25.6%, 19.0% and 7.8% respectively

Gross profit margin
- to 32.5% from 26.1%
- reflecting strong performance in the CBP group and lower raw material costs

Consolidated operating expenses ↑10.6%
- to Rupiah 2.76 trillion (US$299.9 million) from Rupiah 2.50 trillion (US$226.5 million)
- due to higher variable selling expenses in conjunction with increases in sales volumes
- higher employee-related expenses

EBIT margin
- to 17.2% from 12.3%
- resulting from stronger performance by the CBP and Bogasari groups mainly reflecting overall lower input prices and the strengthening of the Rupiah

Core income ↑132.1%
- to Rupiah 1.38 trillion (US$150.0 million) from Rupiah 595.2 billion (US$54.0 million)
- reflecting stronger operating results

Net income ↑76.4%
- to Rupiah 1.41 trillion (US$153.2 million) from Rupiah 799.7 billion (US$72.6 million)
- reflecting the strong operating results and lower net interest expenses

Net gearing
- to 0.67 times from 0.83 times at the end of 2009 after taking into account the equity of minority interests in subsidiaries

**Refinancing and Debt Profile**

As at the end of June 2010, Indofood recorded gross debt of Rupiah 16.80 trillion (US$1.85 billion) (31 December 2009: Rupiah 17.28 trillion (US$1.84 billion)) of which Rupiah 6.74 trillion (US$741.8 million) matures within a year. The remaining Rupiah 10.06 trillion (US$1.11 billion) matures between 2011 and 2018.

### Consumer Branded Products ("CBP")

The CBP group comprises Noodles, Dairy, Food Seasonings, Snack Foods (including Biscuits) and Nutrition & Special Foods. The CBP group reported significantly improved performance in the first half of 2010 as a result of its competitiveness, strong brand equity and distribution network.

All of the consumer branded product subsidiaries were consolidated into a single wholly-owned subsidiary, PT Indofood CBP Sukses Makmur ("ICBP"). This internal restructuring was completed on 17 March 2010.

Indofood's Noodles division is one of the world's largest producers of instant noodles. It has 15 production plants in Indonesia and one in Malaysia with a combined annual production capacity of around 15.7 billion packs per year. *Indomie, Supermi, Sarimi, Sakura, Pop Mie, Pop Bihun and Mi Telur Cap 3 Ayam* are the popular brands. Sales volumes continued to recover in the first half of 2010 partly due to macroeconomic conditions and the group's performance was stronger particularly as a result of focusing on higher value-added products.

The operating subsidiary in Dairy division, Indolakto is one of the largest dairy products manufacturers in Indonesia with a flagship brand *Indomilk*, producing sweetened condensed milk, UHT milk, sterilized bottled milk, pasteurized liquid milk as well as powdered milk, ice cream, yogurt drinks and butter. Consumption per capita for dairy products in Indonesia remains low at around 9 to 10 liters per year. In conjunction with increasing consumer awareness of the nutritional value of dairy products, volume continued to increase during the first half of 2010. To meet increasing demand, Indolakto plans to build a new factory with expected completion coming in stages starting in 2012.

The Food Seasonings division manufactures a wide range of culinary products, of which instant seasonings and chili sauce are the most popular. The division also produces soy sauce, tomato sauce and other condiments. All of its culinary products are marketed by Nestlé Indofood Citarasa Indonesia, a joint venture between Indofood and Nestlé. The division also manufactures, markets and sells syrup, a product whose sales have grown in the last few years as a result of strengthening brand equity and visibility. The Food Seasoning division's sales volumes in the first half of 2010 improved as a result of the success of *bumbu Racik*, and higher chili and syrup sales.

The Snack Foods division maintained its leadership position through its leading brands *Chitato* and *Lays* (potato chips), and *Qtela* (cassava chips), and the introduction of new products and packaging. Biscuits are marketed under the brand names *Trenz* and *Wonderland*. Sales volumes increased, led by high growth in *Qtela*, potato chips and biscuits, stimulated by focused marketing programs, enhanced product visibility in modern and traditional outlets as well as by increased distribution penetration in traditional outlets.

The Nutrition & Special Foods division produces food for babies, children, and milk for expectant and lactating mothers under two brands: *Promina* caters to higher-income groups, while *SUN* is marketed to the lower-middle segment. Sales volumes in the first half of 2010 continued to increase through focused marketing strategies.

Sales ↑10.1%

- to Rupiah 8.87 trillion (US$963.4 million) from Rupiah 8.06 trillion (US$731.3 million)
- accounting for 47.6% (2009: 43.4%) of Indofood's consolidated sales
- reflecting higher sales volumes across all divisions driven by enhanced marketing strategies and higher average selling prices, and higher domestic demand in conjunction with the general improvement in the economy

Sales volume

- Noodles up 4% to 5.8 billion packs from 5.6 billion packs
- Dairy up 9% to 88.3 thousand tonnes from 81.4 thousand tonnes and in liters up 6% to 44.6 million liters from 42.2 million liters
- Food Seasonings up 17% to 35.0 thousand tonnes from 29.9 thousand tonnes
- Snack Foods up 34% to 9.9 thousand tonnes from 7.4 thousand tonnes
- Nutrition & Special Foods up 22% to 7.5 thousand tonnes from 6.1 thousand tonnes

| | |
|---|---|
| EBIT margin | • to 14.1% from 10.0% mainly reflecting overall lower raw material price and the strengthening of the Rupiah<br>• reflecting margin improvement, in particular for the Noodles, Dairy and Snack Foods divisions<br>• the Noodle division's margins significantly improved to 15.5% from 11.0% mainly due to lower flour costs and the full year impact of price increases which took place in August 2009<br>• the Dairy division's margins improved significantly to 13.4% from 7.4% due to price increases in January 2010 and lower input costs<br>• the Food Seasoning division's margins declined to 3.1% from 5.2% because of higher chili and sugar prices<br>• the Snack Foods division's margins improved to 6.7% from 5.5% due to volume growth<br>• the Nutrition & Special Foods division's margins declined to 9.3% from 12.6% reflecting higher raw material costs, particularly for mung beans and brown rice |

The CBP group will continue to pursue cost efficiency measures to ensure its maintained competitiveness. The rural development program remains key to further increasing Indofood's product penetration in rural areas. Demand for the rest of 2010 is expected to remain strong as the economy recovers and the Consumer Confidence Index remains strong.

**Bogasari**

Bogasari is the largest integrated flour miller in Indonesia. Its flour mills located in Jakarta and Surabaya have a combined annual milling capacity of 3.2 million tonnes of wheat flour. It also manufactures pasta for both domestic and international markets. Its six ocean-going vessels mainly transport wheat supplies from Australia, the United States and Canada to Indonesia.

The competitive environment continued to be a challenging one for Bogasari. The number of domestic millers has tripled in the last two years and the volume of imported flour, particularly from Turkey, has also been increasing. Despite the challenge, Bogasari continued to maintain its market leadership supported by its well-established brand equity (*Segitiga Biru*, *Cakra Kembar* and *La Fonte*), customer loyalty and its extensive distribution network. During the first half of 2010 the group's focus was directed toward balancing profitability and market share. Bogasari's strategies will dynamically evolve in response to market conditions.

| | |
|---|---|
| Sales ↓12.8% | • to Rupiah 6.16 trillion (US$668.6 million) from Rupiah 7.06 trillion (US$640.2 million)<br>• accounting for 25.6% (2009: 29.7%) of Indofood's consolidated sales<br>• reflecting lower sales volumes and average selling prices |
| Sales volume of food flour ↓4.1% | • to 1,092 thousand tonnes from 1,139 thousand tonnes<br>• reflecting the division's strategy to improve margins |
| EBIT margin | • to 15.2% from 7.2%<br>• reflecting the division's strategy of focusing margin improvement and lower input prices and the strengthening of the Rupiah |

**Agribusiness**

The Agribusiness group consists of three divisions: Plantations, Cooking Oils and Fats, and Commodities, which operate through Indofood's 58.2%-owned Singapore-listed subsidiary Indofood Agri Resources Ltd. ("IndoAgri") and IndoAgri's 58.8% owned Indonesia-listed subsidiary, PT PP London Sumatra Indonesia Tbk ("Lonsum"). The Agribusiness group is a market leader in Indonesia's branded cooking oil and margarine segments, and is one of the lowest-cost palm oil producers in the world.

The Agribusiness group is vertically integrated, producing a number of leading food products derived from palm oil. Its operations cover the entire value chain from research and development, oil palm seed breeding and oil palm cultivation to milling, refining, branding and marketing of cooking oil, margarine, shortening and other palm oil derivative products. It also operates rubber, sugar cane, cocoa, tea and coconut plantations.

Plantations IndoAgri and Lonsum have a combined planted area of 231,307 hectares at the end of June 2010. Oil palm is the dominant crop, and 40% of the palms are younger than seven years old. During the period, new plantings of oil palms was 3,678 hectares and the crude palm oil ("CPO") extraction rate was at 22.6%. The planted area of sugar cane increased by 1,865 hectares to 10,537 hectares. The group operates 20 palm oil mills with a total annual processing capacity of 4.5 million tonnes of fresh fruit bunches. Its North Sumatra oil palm estates and mills, which produce 170,000 tonnes of sustainable CPO annually, have attained RSPO certification.

Cooking Oils and Fats This division manufactures cooking oils and fats and markets products under various brands for both export and domestic consumption. IndoAgri's main premium branded products, *Bimoli* and *Simas Palmia*, have leading market shares in the branded cooking oils and margarine segment in Indonesia. Approximately 75% of margarine and shortening sales were industrial packs supplied to domestic bakeries, snack and biscuit manufacturers. The division has refinery capacity of 1.0 million tonnes per annum and approximately 77% of this division's refinery needs are sourced from the plantation division's CPO production.

The Commodities division mainly produces crude coconut oil and derivative products, most of which are exported to the United States, Europe, and Asia. The division operates three copra-crushing plants with a combined annual production capacity of 270,000 tonnes.

Sales ↑4.9%

- to Rupiah 5.87 trillion (US$637.6 million) from Rupiah 5.60 trillion (US$507.6 million)
- reflecting higher commodity prices despite lower sales of edible oil products and flat CPO sales due to lower production caused by adverse weather
- accounted for 19.0% (2009: 19.1%) of Indofood's consolidated sales
- Plantations, Cooking Oils and Fats and Commodities accounted for 49%, 44% and 7%, respectively, of the total sales of Agribusiness

EBIT margin

- to 13.8% from 15.0%
- reflecting lower refining margin for Cooking Oils and Fats division
- CPO average selling prices 3.0% higher and palm kernel average selling prices 23% higher
- Cooking Oils and Fats declined to 0.5% from 4.3% reflecting mainly lower sales volume
- Commodities margin of -2.6%, improving from -5.8%, reflecting lower input costs

Sales volume of CPO ↓2.9%

- decreased to 325 thousand tonnes from 335 thousand tonnes
- Reflecting challenging weather conditions, particularly in South Sumatra during the first quarter of 2010
- mature oil palm plantation increased by 18,699 hectares as more trees came into maturity in South Sumatra and Kalimantan

Palm oil remains a low-cost vegetable oil given its high production yield. Prices for CPO remained firm at US$807 per ton (CIF Rotterdam) due to tight palm oil supply and lower palm oil inventory in Malaysia. However, the demand for palm oil is expected to remain strong through the rest of 2010, especially from emerging markets and as a result of increasing demand for bio-diesel, particularly in Europe.

The Agribusiness group's expansion focus is on new palm and sugar plantings. It is building two palm oil mills, in Kalimantan and South Sumatra, each capable of processing 45 tonnes of fresh fruit bunches per hour. The group also plans to complete construction in 2011 of a sugar refinery in South Sumatra capable of processing 8,000 tonnes per day of cane. The Jakarta refinery with annual refining capacity of 420 thousand tonnes aims to be completed in the fourth quarter of 2010.

The Medan fractionation capacity increased by 100 tonnes per day in June 2010 and its margarine capacity increased by 60 tonnes per day in May 2010. The Surabaya fractionation plant will increase capacity by 300 tonnes per day in the first quarter of 2011.

**Distribution**

The Distribution group is a major component of Indofood's Total Food Solutions chain of operations as it has the most extensive distribution network of stock points in Indonesia. It distributes the majority of Indofood's consumer products and third-party products across the archipelago. Indofood increased its market penetration and service standard through its stock points which are located in areas with a high density of retail outlets, ensuring high product availability. To further improve product visibility and increase availability, the group engaged merchandisers and canvassers, in conjunction with marketing efforts and promotions with its principals. The implementation of a new IT system since 2008 has complemented the Distribution group's strength.

Sales ↑0.7%

- to Rupiah 1.42 trillion (US$153.7 million) from Rupiah 1.41 trillion (US$127.5 million)
- accounting for 7.8% (2009: 7.8%) of Indofood's consolidated sales
- reflecting higher sales volumes

EBIT margin

- maintained at 1.5%

The group will further leverage its distribution system for increasing penetration in rural areas. Internal controls will continue to ensure higher cost efficiency. Its sales force will enhance communication with retail outlets to better understand and respond to customers' needs, while its team of merchandisers will ensure high product visibility in retail outlets.

**2010 Outlook**

The Indonesian economy is expected to grow at a healthy pace, fueled by domestic consumption. Demand for Indofood's products is expected to be strong as the largest portion of private consumption expenditures is on food. Indofood will focus on maximizing synergies within the group through the consolidation of the CBP business, enhancement of marketing strategies, and increasing product visibility and penetration in rural areas, as well as further enhancement of product innovation capabilities and expansion of product categories.

On the Agribusiness side, the company expects to commence sugar production in 2011 in conjunction with the completion of its South Sumatra sugar mill.

With new entrants to the flour market in Indonesia and increasing volumes of imported flour, the competitive environment for Bogasari is increasingly competitive. It will continue to invest in brand equity and strengthen its customer relationships as well as its distribution network while improving product quality and increasing efficiency in order to sustain its competitive advantage.

### Reconciliation of Reported Results Between Indofood and First Pacific

Indofood's operations are principally denominated in rupiah, which averaged Rupiah 9,208 (1H09: Rupiah 11,022) to the U.S. dollar. Its financial results are prepared under Indonesian GAAP and reported in rupiah. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Accordingly, certain adjustments need to be made to Indofood's reported rupiah results to ensure compliance with Hong Kong GAAP. An analysis of these adjustments follows.

| For the six months ended 30 June<br>Rupiah billions | **2010** | 2009 |
|---|---|---|
| Net income under Indonesian GAAP | **1,411** | 800 |
| Differing accounting and presentational treatments[(i)] | | |
| – Reclassification of non-recurring items | **20** | 21 |
| – Gain on changes in fair value of plantations | **20** | 185 |
| – Foreign exchange accounting | **27** | 27 |
| – Others | **57** | 76 |
| Adjusted net income under Hong Kong GAAP | **1,535** | 1,109 |
| Foreign exchange and derivative gains[(ii)] | **(50)** | (225) |
| Gain on changes in fair value of plantations[(ii)] | **(20)** | (185) |
| Indofood's net income as reported by First Pacific | **1,465** | 699 |
| US$ millions | | |
| Net income at prevailing average rates for 1H10: Rupiah 9,208 and 1H09: Rupiah 11,022 | **159.1** | 63.4 |
| Contribution to First Pacific Group profit, at an average shareholding of 1H10: 50.1% and 1H09: 50.1% | **79.7** | 31.8 |

*(i) Differences in accounting treatment under Indonesian GAAP, compared with Hong Kong GAAP, and other presentational differences. The principal adjustments include:*
- *Reclassification of non-recurring items: Certain items, through occurrence or size, are not considered usual operating items which are reallocated and presented separately. Adjustment for 1H10 of Rupiah 20 billion (1H09: Rupiah 21 billion) represents manpower rightsizing costs.*
- *Gain on changes in fair value of plantations: Under Indonesian GAAP, Indofood measures its plantations (biological assets) on a historical cost basis. HKAS 41 "Agriculture" requires the measurement of plantations at fair value less estimated point-of-sale costs. The adjustment relates to the change in fair value of plantations during the period.*
- *Foreign exchange accounting: The adjustment relates to the reversal of the amortization of foreign exchange losses that were previously capitalized by Indofood on certain fixed assets under construction, as the originating capitalized foreign exchange losses has already been written off by First Pacific.*

*(ii) To illustrate the underlying operational results and profit contributions, foreign exchange and derivative gains (net of related tax) and gain on changes in fair value of plantations are excluded and presented separately.*


Philex Mining Corporation

Philex's natural resources portfolio comprises:

**Metals group**

- Philex Mining Corporation
- Philex Gold Philippines, Inc.
- Silangan Mindanao Mining Co., Inc.

**Energy group**

- Brixton Energy and Mining Corporation
- Philex Petroleum Corporation, a holding company of Pitkin Petroleum Plc, Forum Energy Plc and Petro Energy Resources

Philex's contribution to the Group increased 71% to US$3.6 million (1H09: US$2.1 million) reflecting the Group's higher average economic interest in Philex and higher realized gold and copper prices during the period.

Philex is currently the largest mining company operating a gold-copper mine in the Philippines. It has been operating the Padcal Mine since 1958 and was the first operator of an underground block cave in the Far East. Philex's copper concentrate is shipped to Pan Pacific Copper Company Limited, a smelter based in Saganoseki, Japan. The Padcal Mine has a work force of 2,313. Its operating life is up to 2017 with proved reserves of 69 million tonnes reported as of 31 December 2009.

Total ore milled in the first half of 2010 increased 8% to 4.4 million tonnes at an average grade of 0.208% copper and 0.476 grams of gold per tonne (1H09: 0.239% copper and 0.624 grams of gold per tonne). Concentrate production decreased 10% to 29,376 tonnes due to lower ore grade. For the same reason, copper production declined 8% to 16.2 million pounds and gold output fell 22% to 51,122 ounces. Copper contributed 46% of mining revenue and gold accounted for 51%, with the remainder contributed by silver, petroleum and coal. During the period, the average realized price for gold increased to US$1,054 per ounce (1H09: US$881 per ounce) and the average realized copper price increased to US$3.04 per pound (1H09: US$2.18 per pound). The production cost of ore per tonne was Pesos 557 (US$12.2) while revenue was Pesos 1,086 (US$23.7).

As at 30 June 2010, Philex had Pesos 2.1 billion (US$45.3 million) of cash and Pesos 474 million (US$10.2 million) of short-term bank loans.

Core net income ↑4%

- to Pesos 984 million (US$21.5 million) from Pesos 948 million (US$19.7 million)
- reflecting higher metal prices and a small contribution from the energy group, partially offset by lower ore grades from Padcal Mine

Net income attributable to owners of the parent company ↓17%

- to Pesos 974 million (US$21.3 million) from Pesos 1,170 million (US$24.3 million)
- reflecting copper revenue up 28% to Pesos 2.2 billion (US$48.0 million), gold revenue down 6% to Pesos 2.5 billion (US$54.6 million), revenue from energy group up 11 times to Pesos 116 million (US$2.5 million) and revenue from coal trading of Pesos 14 million (US$0.3 million)
- tonnes milled increased 8% to 4.4 million tonnes, however due to lower ore grades, the volume of copper production declined 8% to 16.2 million pounds and gold declined 22% to 51,122 ounces
- marked-to-market non-recurring gains of Pesos 330 million (US$6.9 million) were recorded in the first half of 2009

| | |
|---|---|
| Operating costs and expenses ↑10% | • to Pesos 3,105 million (US$67.8 million) from Pesos 2,820 million (US$58.7 million)<br>• reflecting a 9% increase in production costs due to higher materials and supplies costs and purchase contracts on account of higher tonnage<br>• a 19% increase in general and administrative expenses |
| Capital expenditure (including exploration costs) ↑30% | • to Pesos 1,098 million (US$24.0 million) from Pesos 846 million (US$17.6 million)<br>• due to increased drilling activities for the Silangan Project, and mine development and acquisition of new machineries and equipment for the Padcal Mine |
| Net interest income ↓80% | • to Pesos 9 million (US$0.2 million) from Pesos 44 million (US$0.9 million)<br>• resulting from a reduction in cash being placed on deposit |
| Net foreign exchange loss | • flat at Pesos 14 million (US$0.3 million) |

**Interim Dividend**

The Board of Directors of Philex declared an interim dividend of Peso 0.05 (U.S. 0.11 cent) per share, representing a payout ratio of about 25% of its core earnings.

**Silangan Project**

The development project is located in Surigao del Norte, Northern Mindanao in the Philippines, and comprises two gold and copper deposits: Boyongan and Bayugo.

Independent Resources Estimations ("IRES") of South Africa completed a pre-feasibility study on Boyongan in October 2008 and concluded that based on the assumptions used in their report, the Boyongan deposit is technically and financially feasible, with proven mineral reserves of 65.8 million tonnes containing 1.39 grams of gold and 0.87% copper per tonne.

Listed below are the resources and proved reserves of the Padcal Mine and Silangan Project based on the latest status:

| | | Silangan Project | | |
|---|---|---|---|---|
| | Padcal Mine (as of December 2009) | Boyongan (as of October 2008) | Bayugo (as of November 2009) | |
| | | | Indicated | Inferred |
| Resources (million tonnes) | 156 | 105* | 86 | 33 |
| Gold (gram/tonne) | 0.50 | 0.98 | 0.73 | 0.63 |
| Copper (%) | 0.24 | 0.80 | 0.88 | 0.75 |
| Proved Reserves (million tonnes) | 69 | 66 | | |
| Gold (gram/tonne) | 0.44 | 1.39 | Resource estimation ongoing | |
| Copper (%) | 0.22 | 0.87 | | |

* *Measured and indicated*

**Hedging Positions**

As of 30 June 2010, Philex has outstanding contracts for purchased gold put options totaling 55,500 ounces at an average strike price of US$849.15 per ounce, outstanding contracts for purchased copper put options amounted to 7,800 tonnes at an average strike price of US$3.00 per pound. All outstanding contracts have a maturity up to December 2010.

**2010 Outlook**

The production volume and metal grades from Padcal Mine are expected to improve in the second half of 2010 and copper and gold prices to remain stable as demand from the region remains high. The development of the energy operations is on track to deliver an increased contribution to Philex. The Silangan Project is scheduled to complete its definitive feasibility study and to enter development phase by 2011. At the same time there is ongoing exploration at the Padcal Mine tenement where mining operations currently occupy a small fraction of Philex's license area.

**Reconciliation of Reported Results Between Philex and First Pacific**

Philex's operations are principally denominated in peso, which averaged Pesos 45.81 (1H09: 48.06) to the U.S. dollar. Its financial results are prepared under Philippine GAAP and reported in peso. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Philippine GAAP and Hong Kong GAAP are largely based on IFRSs, however, certain adjustments need to be made to Philex's reported peso results to ensure full compliance with Hong Kong GAAP. An analysis of these adjustments follows.

| For the six months ended 30 June<br>Peso millions | **2010** | 2009 |
|---|---|---|
| Net income under Philippine GAAP | **974** | 1,170 |
| Differing accounting and presentational treatments[(i)] | | |
| – Depreciation of revaluation increment of assets | **(284)** | (390) |
| – Revenue recognition regarding sale of mine products | **(244)** | (173) |
| – Others | **(97)** | (117) |
| Adjusted net income under Hong Kong GAAP | **349** | 490 |
| Foreign exchange and derivative losses/(gains)[(ii)] | **10** | (8) |
| Philex's net income as reported by First Pacific | **359** | 482 |
| US$ millions | | |
| Net income at prevailing average rates for 1H10: Pesos 45.81and 1H09: Pesos 48.06 | **7.8** | 10.0 |
| Contribution to First Pacific Group profit, at an average shareholding of 1H10: 45.5% and 1H09: 21.5% | **3.6** | 2.1 |

*(i) Differences in accounting treatment under Philippine GAAP, compared with Hong Kong GAAP, and other presentational differences. The principal adjustments include:*

- *Depreciation of revaluation increment of assets: A fair value assessment was performed at the date of acquisition of Philex and certain revaluation increment adjustments have been made to property, plant and equipment. The adjustment relates to the recognition of additional depreciation based on the revalued fair value of property, plant and equipment.*
- *Revenue recognition regarding sale of mine products: Philex recognizes revenue based on the production of mine products. HKAS 18 "Revenue" requires the recognition of revenue based on the satisfaction of certain conditions, which includes the transfer of significant risks and rewards of ownership of the products to the buyers and the absence of continuing managerial involvement to the degree usually associated with ownership and effective control over the products sold.*
- *Others: The adjustment principally relates to the accrual of withholding tax on Philex's net income in accordance with the requirements of HKAS 12 "Income Taxes".*

*(ii) To illustrate the underlying operational results and profit contributions, foreign exchange and derivative losses/gains (net of related tax) are excluded and presented separately.*

## Liquidity and Financial Resources

### Net Debt and Gearing

An analysis of net debt and gearing for principal consolidated and associated companies follows.


Nebt Debt and Gearing
Net debt
US$ billions
Gearing
(times)
3.0
2.5
2.0
1.5
1.0
0.5
0
1.2
1.0
0.8
0.6
0.4
0.2
0
09
10
Gearing (times)
Net debt
30 June 2010
31 December 2009

**Consolidated**

| | At 30 June 2010 | | | At 31 December 2009 | | |
|---|---|---|---|---|---|---|
| US$ millions | **Net debt(i)** | **Total equity** | **Gearing (times)** | Net debt(i) | Total equity | Gearing (times) |
| Head Office | **879.2** | **1,792.5** | **0.49x** | 651.7 | 1,808.3 | 0.36x |
| MPIC | **547.1** | **1,354.7** | **0.40x** | 706.1 | 1,303.6 | 0.54x |
| Indofood | **1,205.0** | **2,201.8** | **0.55x** | 1,361.7 | 2,022.6 | 0.67x |
| Group adjustments(ii) | **-** | **(991.3)** | **-** | - | (1,095.4) | - |
| **Total** | **2,631.3** | **4,357.7** | **0.60x** | 2,719.5 | 4,039.1 | 0.67x |

**Associated**

| | At 30 June 2010 | | | At 31 December 2009 | | |
|---|---|---|---|---|---|---|
| US$ millions | **Net debt/ (cash)** | **Total equity** | **Gearing (times)** | Net debt/ (cash) | Total equity | Gearing (times) |
| PLDT | **1,390.9** | **2,035.8** | **0.68x** | 1,309.0 | 2,145.6 | 0.61x |
| Philex | **(34.0)** | **389.9** | **-** | (62.4) | 386.4 | - |

*(i) Includes restricted cash and pledged deposits*
*(ii) Group adjustments mainly represents elimination of goodwill arising from acquisitions prior to 1 January 2001 against the Group's retained earnings and other standard consolidation adjustments to present the Group as a single economic entity.*

Head Office's gearing increased principally because of its investments in MPIC's convertible bonds and additional interests in Philex. MPIC's and Indofood's gearing decreased principally due to lower net debt levels and growth of their equity as a result of the profit recorded for the period. PLDT's gearing increased as dividends reduced total equity. Philex's net cash reduced principally because of payments for capital expenditure, exploration costs and the privatization of Philex Gold, Inc.

The Group's gearing improved to 0.60 times level principally because of a growth of the Group's total equity as a result of the profit recorded for the period and a lower net debt level.

### Maturity Profile of Consolidated Debt 30 June 2010


13%
24%
34%
29%

| | US$ millions |
|---|---|
| Within one year | 865.9 |
| One to two years | 1,045.8 |
| Two to five years | 1,190.8 |
| Over five years | 447.9 |
| Total | 3,550.4 |

### Maturity Profile of Consolidated Debt 31 December 2009


18%
23%
38%
21%

| | US$ millions |
|---|---|
| Within one year | 829.7 |
| One to two years | 764.5 |
| Two to five years | 1,408.2 |
| Over five years | 682.9 |
| Total | 3,685.3 |

## Maturity Profile

The maturity profile of debt of consolidated and associated companies follows.

### Consolidated

| | Carrying amounts | | Nominal values | |
|---|---|---|---|---|
| US$ millions | **At 30 June 2010** | At 31 December 2009 | **At 30 June 2010** | At 31 December 2009 |
| Within one year | **865.9** | 829.7 | **867.3** | 830.4 |
| One to two years | **1,045.8** | 764.5 | **1,053.0** | 775.5 |
| Two to five years | **1,190.8** | 1,408.2 | **1,194.7** | 1,412.9 |
| Over five years | **447.9** | 682.9 | **454.0** | 692.9 |
| **Total** | **3,550.4** | 3,685.3 | **3,569.0** | 3,711.7 |

The change in the Group's debt maturity profile at 30 June 2010 principally reflects (a) MPIC early repayment of Pesos 11.2 billion (US$241.6 million) borrowings, (b) Head Office's new borrowings of Pesos 5.4 billion (US$116.5 million) arranged for the purchase of a 5.9% interest in Philex and (c) Indofood's repayment of borrowings.

In July 2010, FPMH Finance Limited, a wholly-owned subsidiary company of the Company, issued US$300 million of 7.375% guaranteed secured bonds due July 2017, which changed the maturity profile of the Group's consolidated debt by increasing the amount of borrowings due over five years. The proceeds from the bonds have been/will be used to early repay US$100 million loans and US$195 million loans due within one year and one to two years, respectively. Of the US$295 million total loan repayments, US$250 million was repaid on 4 August 2010 while the remaining US$45 million is expected to be repaid on 10 September 2010.

### Associated

| | PLDT | | | | Philex | | | |
|---|---|---|---|---|---|---|---|---|
| | Carrying amounts | | Nominal values | | Carrying amounts | | Nominal values | |
| US$ millions | **At 30 June 2010** | At 31 December 2009 | **At 30 June 2010** | At 31 December 2009 | **At 30 June 2010** | At 31 December 2009 | **At 30 June 2010** | At 31 December 2009 |
| Within one year | **240.4** | 275.3 | **244.2** | 278.5 | **10.2** | - | **10.2** | - |
| One to two years | **473.1** | 232.3 | **499.1** | 265.1 | **-** | - | **-** | - |
| Two to five years | **762.4** | 1,079.4 | **807.9** | 1,125.6 | **-** | - | **-** | - |
| Over five years | **537.8** | 551.4 | **538.7** | 552.7 | **-** | - | **-** | - |
| **Total** | **2,013.7** | 2,138.4 | **2,089.9** | 2,221.9 | **10.2** | - | **10.2** | - |

The change in PLDT's debt maturity profile at 30 June 2010 principally reflects loan repayments and new borrowings arranged to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs.

### Charges on Group Assets

At 30 June 2010, certain bank and other borrowings were secured by the Group's property, plant and equipment, plantations, other intangible assets, accounts receivable, prepaid land premiums, cash and cash equivalents, and inventories equating to a net book value of US$1,208.8 million (31 December 2009: US$1,032.0 million) and the Group's interest of 24.3% (31 December 2009: 24.3%) in PLDT, 5.8% (31 December 2009: 2.0%) in Philex, 99.8% (31 December 2009: 99.8%) in MPTC, 16.5% (31 December 2009: 16.5%) in DMWC, 9.9% (31 December 2009: 9.9%) in Maynilad and none (31 December 2009: 10.5%) in Meralco.

## Financial Risk Management

### Foreign Currency Risk

*(A) Company Risk*

As the Head Office debts are currently denominated in U.S. dollars, foreign currency risk relates mainly to the receipt of cash dividends and to the translation of non-U.S. dollar denominated investments in subsidiary and associated companies.

The Company actively reviews the potential benefits of hedging based on forecast dividend flows and enters into hedging arrangements (including the use of forward exchange contracts) for managing its foreign currency exposure in respect of dividend income and payments in foreign currency on a transactional basis. In December 2009, a wholly-owned subsidiary company of the Company entered into a two-year Peso/U.S. dollar forward exchange contract, with several interim settlements, to hedge a portion of the peso-denominated dividend income from PLDT. However, the Company does not actively seek to hedge risks arising on the translation of foreign currency denominated investments due to (i) the non-cash nature of such exposure until the values of the investments are realized and (ii) the high costs associated with such hedging. Accordingly, the Company is exposed to the impact of foreign currency fluctuations on the translated U.S. dollar value of its foreign currency denominated investments.

With the exception of the Head Office, the principal components of the Group's NAV relate to investments denominated in the peso and rupiah. Accordingly, any change in these currencies, against their respective 30 June 2010 exchange rates, would have an effect on the Group's NAV in U.S. dollar terms.

The following table illustrates the estimated effect on the Group's adjusted NAV for a one per cent change of the peso and rupiah against the U.S. dollar.

| Company | **Effect on adjusted NAV**[(i)]<br>US$ millions | **Effect on adjusted NAV per share**<br>HK cents |
|---|---|---|
| PLDT | 25.6 | 5.14 |
| MPIC | 6.8 | 1.36 |
| Indofood | 20.1 | 4.04 |
| Philex | 6.2 | 1.26 |
| **Total** | **58.7** | **11.80** |

*(i) Based on quoted share prices as at 30 June 2010 applied to the Group's economic interest*

*(B) Group Risk*

The results of the Group's operating units are denominated in local currencies, principally the peso and rupiah, which are translated and consolidated to give the Group's results in U.S. dollars.

Analysis of Total Borrowings by Currency


37%
44%
19%

| | US$ millions |
|---|---|
| US$ | 1,569.9 |
| Peso | 660.7 |
| Rupiah | 1,319.8 |
| **Total** | **3,550.4** |

Peso and Rupiah Closing Rates against the U.S. Dollar


Peso
Rupiah
44
45
46
47
48
49
8,000
8,500
9,000
9,500
10,000
10,500
Jun 09
Sep 09
Dec 09
Mar 10
Jun 10
Jul 10
Peso
Rupiah

**Net Debt by Currency**

It is often necessary for operating entities to borrow in U.S. dollars, which results in the risk of a translation impact on local currency results. A summary of consolidated and associated companies' net debt by currency follows.

**Consolidated**

| US$ millions | US$ | Peso | Rupiah | Others | **Total** |
|---|---|---|---|---|---|
| Total borrowings | 1,569.9 | 660.7 | 1,319.8 | – | **3,550.4** |
| Cash and cash equivalents(i) | (438.3) | (193.2) | (264.4) | (23.2) | **(919.1)** |
| **Net Debt/(Cash)** | 1,131.6 | 467.5 | 1,055.4 | (23.2) | **2,631.3** |
| Representing: | | | | | |
| Head Office | 819.2 | 66.0 | – | (6.0) | **879.2** |
| MPIC | 145.6 | 401.5 | – | – | **547.1** |
| Indofood | 166.8 | – | 1,055.4 | (17.2) | **1,205.0** |
| **Net Debt/(Cash)** | 1,131.6 | 467.5 | 1,055.4 | (23.2) | **2,631.3** |

**Associated**

| US$ millions | US$ | Peso | Others | **Total** |
|---|---|---|---|---|
| **Net Debt/(Cash)** | | | | |
| PLDT | 834.1 | 562.0 | (5.2) | **1,390.9** |
| Philex | (29.7) | (4.3) | – | **(34.0)** |

*(i) Includes restricted cash and pledged deposits*

As a result of unhedged U.S. dollar net debt, the Group's results are sensitive to fluctuations in U.S. dollar exchange rates. The following table illustrates the estimated effect on the Group's reported profitability for a one per cent change in the principal operating currencies of subsidiary and associated companies. This does not reflect the indirect effect of fluctuating exchange rates on revenues and input costs at the operating company level.

| US$ millions | Total US$ exposure | Hedged amount | Unhedged amount | Profit effect of 1% currency change | **Group net profit effect** |
|---|---|---|---|---|---|
| Head Office(i) | 819.2 | – | 819.2 | – | – |
| MPIC | 145.6 | 49.1 | 96.5 | 1.0 | **0.4** |
| Indofood | 166.8 | – | 166.8 | 1.7 | **0.6** |
| PLDT | 834.1 | 362.9 | 471.2 | 4.7 | **0.9** |
| Philex | (29.7) | – | (29.7) | (0.3) | **(0.1)** |
| **Total** | **1,936.0** | **412.0** | **1,524.0** | **7.1** | **1.8** |

*(i) As the Group reports its results in U.S. dollars, unhedged U.S. dollar net debt at the Head Office does not give rise to any significant exchange exposure.*

### Equity Market Risk

As the majority of the Company's investments are listed, the Company is exposed to fluctuations in the equity market values of such investments. In addition, the value of the Company's investments may be impacted by sentiment towards specific countries.

First Pacific's listed investments are located in the Philippines,Indonesia and Singapore. Accordingly, in addition to operating factors within the Company's control, the Company also has an equity market risk in respect of general investor sentiment towards these countries. Changes in the stock market indices of the Philippines, Indonesia and Singapore is summarized as follows.

| | Philippine Composite Index | Jakarta Composite Index | Singapore Straits Times Index |
|---|---|---|---|
| At 31 December 2009 | 3,052.7 | 2,534.4 | 2,897.6 |
| **At 30 June 2010** | **3,372.7** | **2,913.7** | **2,835.5** |
| Change during first half of 2010 | +10.5% | +15.0% | -2.1% |

**Stock Market Indices**



PCI
JCI/SSTI
3,500
3,400
3,300
3,200
3,100
3,000
2,900
3,100
3,000
2,900
2,800
2,700
2,600
2,500
Dec 09
Mar 10
Jun 10
Jul 10
Philippine Composite Index (PCI)
Jakarta Composite Index (JCI)
Singapore Straits Times Index (SSTI)


### Interest Rate Risk

The Company and its operating entities are exposed to changes in interest rates to the extent that they impact the cost of variable interest rate borrowings. An analysis of this for consolidated and associated companies follows.

**Interest Rate Profile**



36%
64%


| | US$ millions |
|---|---|
| Fixed | 1,264.7 |
| Variable | 2,285.7 |
| **Total** | **3,550.4** |

#### Consolidated

| US$ millions | Fixed interest rate borrowings | Variable interest rate borrowings | Cash and cash equivalents(i) | **Net debt** |
|---|---|---|---|---|
| Head Office(ii) | 361.1 | 634.9 | (116.8) | **879.2** |
| MPIC(iii) | 426.8 | 277.9 | (157.6) | **547.1** |
| Indofood | 476.8 | 1,372.9 | (644.7) | **1,205.0** |
| **Total** | 1,264.7 | 2,285.7 | (919.1) | **2,631.3** |

#### Associated

| US$ millions | Fixed interest rate borrowings | Variable interest rate borrowings | Cash and cash equivalents | **Net debt/ (cash)** |
|---|---|---|---|---|
| PLDT | 1,429.5 | 584.2 | (622.8) | **1,390.9** |
| Philex | – | 10.2 | (44.2) | **(34.0)** |

*(i) Includes restricted cash and pledged deposits*

*(ii) In April 2009 and November 2009, a wholly-owned subsidiary company of the Company entered into two interest rate swap agreements, which effectively changed US$245.0 million of Head Office's bank loans from London Inter-bank Offer Rate (LIBOR)-based variable interest rates to fixed interest rates. In July 2010, FPMH Finance Limited, a wholly-owned subsidiary company of the Company, issued US$300 million of fixed interest rate bonds. US$295 million of the proceeds from the issue of these bonds have been/will be used in repaying Head Office's variable interest rate borrowings in August/September 2010, which effectively charged the interest rate profile of the Head Office's and, hence, the Group's borrowings by reducing US$295 million of their variable interest rate borrowings.*

*(iii) MNTC, a subsidiary company of MPIC, entered into certain interest rate swap agreements, which effectively changed US$35.4 million of its bank loans at 30 June 2010 from LIBOR-based and Philippine Reference Rates (PHIREF)-based variable interest rates to fixed interest rates.*

The following table illustrates the estimated effect on the Group's reported profitability for a one per cent change in average annual interest rates in respect of the variable interest rate borrowings.

| US$ millions | Variable interest rate borrowings | Profit effect of 1% change in interest rates | **Group net profit effect** |
|---|---|---|---|
| Head Office [i] | 634.9 | 6.3 | **6.3** |
| MPIC | 277.9 | 2.8 | **1.1** |
| Indofood | 1,372.9 | 13.7 | **5.2** |
| PLDT | 584.2 | 5.9 | **1.1** |
| Philex | 10.2 | 0.1 | **–** |
| **Total** | 2,880.1 | 28.8 | **13.7** |

*(i) As a result of the repayment/proposed repayment of US$295 million variable interest rate borrowings of Head Office in August/September 2010 (by using the proceeds from the US$300 million fixed interest rate bonds issued by FMPH Finance Limited in July 2010), the estimated impact to the Head Office's and the Group's net profit for a one per cent change in average annual interest rates in respect of the variable interest rate borrowings reduces to US$3.4 million and US$10.8 million, respectively.*

**Share Price vs Adjusted NAV Per Share**


HK$
12
10
8
6
4
2
0
4.21
10.32
3.03
5.30
Jun 06
Dec 06
Jun 07
Dec 07
Jun 08
Dec 08
Jun 09
Dec 09
Jun 10
Adjusted NAV per share
Share Price

## Adjusted NAV Per Share

There follows a calculation of the Group's underlying worth.

| US$ millions | Basis | **At 30 June 2010** | At 31 December 2009 |
|---|---|---|---|
| PLDT | (i) | **2,558.5** | 2,803.4 |
| MPIC | (i) | **676.4** | 630.4 |
| Indofood | (i) | **2,008.6** | 1,660.2 |
| Philex | (i) | **627.3** | 690.8 |
| Head Office | | | |
| – Net debt | | **(879.2)** | (651.7) |
| – Receivable | (ii) | **142.3** | – |
| **Total Valuation** | | **5,133.9** | 5,133.1 |
| **Number of Ordinary Shares in Issue** (millions) | | **3,881.7** | 3,860.3 |
| Value per share | | | |
| – U.S. dollar | | **1.32** | 1.33 |
| – HK dollars | | **10.32** | 10.37 |
| Company's closing share price (HK$) | | **5.30** | 4.74 |
| Share price discount to HK$ value per share (%) | | **48.6** | 54.3 |

*(i) Based on quoted share prices applied to the Group's economic interest*
*(ii) Represents investment in MPIC's convertible bonds*

**Adjusted NAV by Country 30 June 2010**


34%
66%

| | US$ millions |
|---|---|
| Philippines | 3,862.2 |
| Indonesia | 2,008.6 |
| **Total** | **5,870.8** |

## Employee Information

The following information relates to the Head Office and its subsidiary companies.

| For the six months ended 30 June<br>US$ millions | **2010** | 2009 |
|---|---|---|
| **Employee Remuneration (including Directors' Remuneration)** | | |
| Basic salaries | **139.9** | 112.6 |
| Bonuses | **35.5** | 25.1 |
| Benefits in kind | **28.2** | 25.4 |
| Pension contributions | **20.6** | 13.9 |
| Equity-settled share option expense | **3.6** | 5.7 |
| **Total** | **227.8** | 182.7 |

| | **2010** | 2009 |
|---|---|---|
| **Number of employees** | | |
| – At 30 June | **70,365** | 67,904 |
| – Average for the period | **69,989** | 66,982 |

For details regarding the Group's remuneration policies for Directors and senior executives, please refer to pages 58 and 59 of the Company's 2009 Annual Report.

# Condensed Interim Financial Statements

## Condensed Consolidated Income Statement

| For the six months ended 30 June<br>US$ millions | Notes | (Unaudited)<br>2010 | 2009<br>(Restated)[i] |
|---|---|---|---|
| **Turnover** | 2 | **2,161.5** | 1,809.1 |
| Cost of sales | | **(1,384.8)** | (1,279.8) |
| **Gross Profit** | | **776.7** | 529.3 |
| Gain on disposals and dilutions | | **1.5** | – |
| Distribution costs | | **(174.6)** | (137.8) |
| Administrative expenses | | **(175.7)** | (138.5) |
| Other operating (expenses)/income, net | | **(7.5)** | 96.9 |
| Net borrowing costs | 3 | **(118.2)** | (110.7) |
| Share of profits less losses of associated companies and joint ventures | | **141.2** | 114.1 |
| **Profit Before Taxation** | 4 | **443.4** | 353.3 |
| Taxation | 5 | **(86.8)** | (52.7) |
| **Profit for the Period from Continuing Operations** | | **356.6** | 300.6 |
| Profit for the period from a discontinued operation | | **–** | 2.7 |
| **Profit for the Period** | | **356.6** | 303.3 |
| **Attributable to:** | | | |
| Owners of the parent | 6 | **188.5** | 164.3 |
| Non-controlling interests | | **168.1** | 139.0 |
| | | **356.6** | 303.3 |
| **Ordinary Share Dividend – Interim** | 7 | | |
| U.S. 0.77 cent (2009: U.S. 0.51 cent) per share | | **29.9** | 16.5 |
| **Earnings Per Share Attributable to Owners of the Parent** (U.S. cents) | 8 | | |
| Basic | | | |
| – For profit from continuing operations | | **4.88** | 4.76 |
| – For profit from a discontinued operation | | **–** | 0.09 |
| – For profit for the period | | **4.88** | 4.85 |
| Diluted | | | |
| – For profit from continuing operations | | **4.75** | 4.70 |
| – For profit from a discontinued operation | | **–** | 0.09 |
| – For profit for the period | | **4.75** | 4.79 |

*(i) Refer to Note 20*

The accompanying notes form an integral part of these Condensed Interim Financial Statements.

## Condensed Consolidated Statement of Comprehensive Income

| For the six months ended 30 June<br>US$ millions | (Unaudited)<br>**2010** | <br>2009 |
|---|---|---|
| **Profit for the Period** | **356.6** | 303.3 |
| **Other Comprehensive Income/(Loss)** | | |
| Exchange differences on translating foreign operations | **58.3** | 89.6 |
| Unrealized gains on available-for-sale assets | **3.1** | 28.3 |
| Unrealized losses on cash flow hedges | **(3.8)** | (2.1) |
| Realized losses on cash flow hedges | **0.5** | 0.7 |
| Income tax related to cash flow hedges | **0.1** | 0.1 |
| Share of revaluation increment of an associated company's assets | **–** | 5.0 |
| Other comprehensive income for the period, net of tax | **58.2** | 121.6 |
| **Total Comprehensive Income for the Period** | **414.8** | 424.9 |
| **Attributable to:** | | |
| Owners of the parent | **197.1** | 214.0 |
| Non-controlling interests | **217.7** | 210.9 |
| | **414.8** | 424.9 |

## Condensed Consolidated Statement of Financial Position

| US$ millions | Notes | **(Unaudited) At 30 June 2010** | (Audited) At 31 December 2009 |
|---|---|---|---|
| **Non-current Assets** | | | |
| Property, plant and equipment | 9 | **1,151.3** | 1,059.0 |
| Plantations | | **1,086.4** | 1,009.2 |
| Associated companies and joint ventures | 10 | **2,305.3** | 2,068.0 |
| Goodwill | | **793.8** | 775.2 |
| Other intangible assets | 11 | **1,811.2** | 1,728.4 |
| Accounts receivable, other receivables and prepayments | | **8.2** | 6.6 |
| Prepaid land premiums | | **190.2** | 183.0 |
| Available-for-sale assets | | **2.1** | 2.1 |
| Deferred tax assets | | **72.9** | 58.3 |
| Other non-current assets | | **240.4** | 305.9 |
| | | **7,661.8** | 7,195.7 |
| **Current Assets** | | | |
| Cash and cash equivalents | | **889.8** | 936.6 |
| Restricted cash and pledged deposits | 12 | **29.3** | 29.2 |
| Available-for-sale assets | | **47.0** | 40.4 |
| Accounts receivable, other receivables and prepayments | 13 | **471.1** | 639.1 |
| Inventories | | **558.5** | 549.2 |
| Assets held for sale | | **7.1** | 7.1 |
| | | **2,002.8** | 2,201.6 |
| **Current Liabilities** | | | |
| Accounts payable, other payables and accruals | 14 | **718.3** | 628.2 |
| Short-term borrowings | | **865.9** | 829.7 |
| Provision for taxation | | **65.0** | 68.9 |
| Current portion of deferred liabilities and provisions | 15 | **69.0** | 73.5 |
| | | **1,718.2** | 1,600.3 |
| **Net Current Assets** | | **284.6** | 601.3 |
| **Total Assets Less Current Liabilities** | | **7,946.4** | 7,797.0 |
| **Equity** | | | |
| Issued share capital | | **38.8** | 38.6 |
| Retained earnings | | **704.2** | 556.4 |
| Other components of equity | | **1,335.9** | 1,321.2 |
| Equity attributable to owners of the parent | | **2,078.9** | 1,916.2 |
| Non-controlling interests | | **2,278.8** | 2,122.9 |
| **Total Equity** | | **4,357.7** | 4,039.1 |
| **Non-current Liabilities** | | | |
| Long-term borrowings | | **2,684.5** | 2,855.6 |
| Deferred liabilities and provisions | 15 | **500.0** | 507.0 |
| Deferred tax liabilities | | **404.2** | 395.3 |
| | | **3,588.7** | 3,757.9 |
| | | **7,946.4** | 7,797.0 |

The accompanying notes form an integral part of these Condensed Interim Financial Statements.

On behalf of the Board of Directors

**MANUEL V. PANGILINAN**
*Managing Director and Chief Executive Officer*
30 August 2010

# Condensed Consolidated Statement of Changes in Equity

| | | Equity attributable to owners of the parent | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| US$ millions | Note | Issued share capital | Share premium | Share options issued | Exchange reserve | Unrealized gains on available-for-sale assets | Unrealized gains/(losses) on cash flow hedges | Income tax related to cash flow hedges | Capital and other reserves | Retained earnings | Total | Non-controlling interests | **(Unaudited) Total equity** |
| Balance at 1 January 2009 | | 32.1 | 974.1 | 34.7 | (116.0) | 11.7 | 2.7 | (0.8) | (4.4) | 196.0 | 1,130.1 | 1,245.1 | 2,375.2 |
| Total comprehensive income for the period | | - | - | - | 16.5 | 29.4 | (1.9) | 0.7 | 5.0 | 164.3 | 214.0 | 210.9 | 424.9 |
| Issue of shares upon the exercise of share options | | 0.1 | 1.2 | (0.4) | - | - | - | - | - | - | 0.9 | - | 0.9 |
| Equity-settled share option arrangements | | - | - | 6.8 | - | - | - | - | - | - | 6.8 | - | 6.8 |
| 2008 final dividend paid | | - | - | - | - | - | - | - | - | (24.7) | (24.7) | - | (24.7) |
| Dividends declared and paid to non-controlling shareholders | | - | - | - | - | - | - | - | - | - | - | (32.9) | (32.9) |
| Acquisition of non-controlling interests | | - | - | - | - | - | - | - | - | - | - | (6.6) | (6.6) |
| Disposal of a disposal group classified as held for sale | | - | - | - | - | - | - | - | (0.1) | - | (0.1) | (6.4) | (6.5) |
| Balance at 30 June 2009 | | 32.2 | 975.3 | 41.1 | (99.5) | 41.1 | 0.8 | (0.1) | 0.5 | 335.6 | 1,327.0 | 1,410.1 | 2,737.1 |
| Balance at 1 January 2010 | | 38.6 | 1,245.9 | 43.1 | 1.2 | 22.4 | (1.2) | 0.3 | 9.5 | 556.4 | 1,916.2 | 2,122.9 | **4,039.1** |
| Total comprehensive income for the period | | - | - | - | 11.3 | 0.3 | (3.1) | 0.1 | - | 188.5 | 197.1 | 217.7 | **414.8** |
| Issue of shares upon the exercise of share options | | 0.2 | 7.4 | (2.3) | - | - | - | - | - | - | 5.3 | - | **5.3** |
| Repurchase and cancellation of shares | | - | - | - | - | - | - | - | - | (1.1) | (1.1) | - | **(1.1)** |
| Equity-settled share option arrangements | | - | - | 3.9 | - | - | - | - | - | - | 3.9 | - | **3.9** |
| 2009 final dividend paid | | - | - | - | - | - | - | - | - | (39.6) | (39.6) | - | **(39.6)** |
| Dividends declared and paid to non-controlling shareholders | | - | - | - | - | - | - | - | - | - | - | (66.3) | **(66.3)** |
| Acquisition of subsidiary companies | 17(B) | - | - | - | - | - | - | - | - | - | - | 4.5 | **4.5** |
| Dilution of interests in subsidiary companies and acquisition of non-controlling interests by associated companies | | - | - | - | - | - | - | - | (2.9) | - | (2.9) | - | **(2.9)** |
| **Balance at 30 June 2010** | | **38.8** | **1,253.3** | **44.7** | **12.5** | **22.7** | **(4.3)** | **0.4** | **6.6** | **704.2** | **2,078.9** | **2,278.8** | **4,357.7** |

The accompanying notes form an integral part of these Condensed Interim Financial Statements.

## Condensed Consolidated Statement of Cash Flows

| For the six months ended 30 June<br>US$ millions | Notes | (Unaudited)<br>**2010** | 2009 |
|---|---|---|---|
| **Profit Before Taxation** | | | |
| From continuing operations | | **443.4** | 353.3 |
| From a discontinued operation | | **–** | 1.7 |
| Adjustments for: | | | |
| Interest expenses | 3 | **132.7** | 123.3 |
| Decrease/(increase) in other non-current assets | | **74.5** | (30.5) |
| Depreciation | 4 | **52.2** | 40.8 |
| Amortization of other intangible assets | 4 | **33.9** | 44.1 |
| Equity-settled share option expense | | **3.6** | 5.7 |
| Recognition of prepaid land premiums | 4 | **3.6** | 2.8 |
| Loss on dilution of interest in an associated company | 4 | **0.3** | – |
| Share of profits less losses of associated companies and joint ventures | | **(141.2)** | (114.1) |
| Interest income | 3 | **(14.5)** | (12.6) |
| Foreign exchange and derivative gains, net | 4 | **(5.6)** | (32.0) |
| Increase in accounts receivables, other receivables and prepayments (Non-current) | | **(2.8)** | (1.1) |
| Gain on changes in fair value of plantations | 4 | **(2.2)** | (53.8) |
| Gain on disposal of a joint venture | 4 | **(1.8)** | – |
| Gain on sale of property, plant and equipment | 4 | **(1.3)** | (0.3) |
| Others | | **(4.7)** | 7.2 |
| | | **570.1** | 334.5 |
| Increase in working capital[(i)] | | **(15.1)** | (141.1) |
| Net cash generated from operations | | **555.0** | 193.4 |
| Interest received | | **14.9** | 9.0 |
| Interest paid | | **(130.6)** | (110.1) |
| Tax paid | | **(108.5)** | (100.9) |
| **Net Cash Flows From/(Used in) Operating Activities** | | **330.8** | (8.6) |
| Decrease in loan receivables | | **244.6** | – |
| Dividend received from associated companies | | **162.3** | 127.3 |
| Proceeds from disposal of a joint venture | | **5.3** | – |
| Proceeds from sale of property, plant and equipment | | **1.5** | 1.4 |
| Dividends from available-for-sale assets | | **0.1** | – |
| Investments in other intangible assets | | **(107.4)** | (43.7) |
| Purchase of property, plant and equipment | | **(96.0)** | (111.6) |
| Investments in plantations | | **(39.3)** | (32.6) |
| Increased investments in associated companies | 17(A) | **(13.3)** | – |
| Acquisition of subsidiary companies | 17(B) | **(5.1)** | – |
| Acquisition of available-for-sale assets | | **(0.1)** | (59.3) |
| Investments in associated companies | | **–** | (15.5) |
| Increased investments in subsidiary companies | | **–** | (8.1) |
| Advances to associated companies, net | | **–** | (0.1) |
| **Net Cash Flows From/(Used in) Investing Activities** | | **152.6** | (142.2) |
| Decrease/(increase) in time deposits with original maturity of more than three months | | **60.1** | (61.3) |
| Proceeds from issue of shares upon the exercise of share options | | **5.3** | 0.9 |
| Net borrowings (repaid)/raised | | **(365.0)** | 187.4 |
| Investments in preferred shares of a joint venture | | **(144.1)** | – |
| Dividends paid to shareholders | | **(39.6)** | (24.7) |
| Dividends paid to non-controlling shareholders by subsidiary companies | | **(4.2)** | (14.2) |
| Repurchase of shares | | **(1.1)** | – |
| Increase in restricted cash | | **(0.1)** | (18.8) |
| Share issue expenses of a subsidiary company | | **–** | (0.3) |
| **Net Cash Flows (Used in)/From Financing Activities** | | **(488.7)** | 69.0 |
| **Net Decrease in Cash and Cash Equivalents** | | **(5.3)** | (81.8) |
| Cash and cash equivalents at 1 January | | **883.9** | 625.9 |
| Exchange translation | | **9.5** | 11.1 |
| **Cash and Cash Equivalents at 30 June** | | **888.1** | 555.2 |
| **Representing** | | | |
| Cash and cash equivalents | | **889.8** | 616.5 |
| Less time deposits with original maturity of more than three months | | **(1.7)** | (61.3) |
| **Cash and Cash Equivalents at 30 June** | | **888.1** | 555.2 |

*(i) Changes in working capital are stated excluding movements due to acquisition and disposal of subsidiary companies.*

The accompanying notes form an integral part of these Condensed Interim Financial Statements.

# Notes to the Condensed Interim Financial Statements

## 1. Basis of Preparation and Impact of New and Revised HKFRSs

### (A) Basis of Preparation

The Condensed Interim Financial Statements have been prepared in accordance with HKAS 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (HKICPA) and the disclosure requirements of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the Listing Rules) issued by The Stock Exchange of Hong Kong Limited (SEHK). The Condensed Interim Financial Statements have been prepared on a basis consistent with the accounting policies adopted in the Group's 2009 audited financial statements, except for the new accounting policies adopted in 2010 in relation to the accounting for transactions between the owners and the non-controlling interests (previously referred as "minority interests") of subsidiary companies and business combinations following its adoption of HKAS 27 (Revised)"Consolidated and Separate Financial Statements" and Hong Kong Financial Reporting Standard (HKFRS) 3 (Revised) "Business Combinations", respectively.

### (B) Impact of New and Revised HKFRSs

Certain changes to Hong Kong GAAP have been implemented during 2010 as a consequence of the following new and revised HKFRSs (which include all HKFRSs, HKASs, HK(IFRIC)-Ints and Hong Kong Interpretations (HK Interpretations) issued by the HKICPA:

| | |
|---|---|
| HKAS 27 (Revised) | "Consolidated and Separate Financial Statements"(i) |
| HKAS 39 Amendment | "Eligible Hedged Items"(i) |
| HKFRS1 (Revised) | "First-time Adoption of Hong Kong Financial Reporting Standards"(i) |
| HKFRS1 Amendments | "Additional Exemptions for First-time Adopters"(ii) |
| HKFRS 2 Amendments | "Group Cash-settled Share-based Payment Transactions"(ii) |
| HKFRS 3 (Revised) | "Business Combinations"(i) |
| HKFRS 5 Amendments | "Non-current Assets Held for Sale and Discontinued Operations"(i)(ii) |
| HK(IFRIC)-Int 17 | "Distributions of Non-cash Assets to Owners"(i) |
| HK Interpretation 4 (Revised) | "Leases – Determination of the Length of Lease Term in respect of Hong Kong Leases"(ii) |
| Improvements to HKFRSs | "Improvements to HKFRSs" and "Improvements to HKFRSs 2009"(iii) |

*(i) Effective for annual periods commencing on or after 1 July 2009*
*(ii) Effective for annual periods commencing on or after 1 January 2010*
*(iii) Generally effective for annual periods commencing on or after 1 January 2010, unless otherwise stated in the specific HKFRSs*

The adoption of the above pronouncements (except for HKAS 27 (Revised) and HKFRS 3 (Revised)) has had no effect on both the profit attributable to owners of the parent for the six-month periods ended 30 June 2010 and 30 June 2009 and equity attributable to owners of the parent at 30 June 2010 and 31 December 2009, but only results in certain changes in the financial statement presentation and disclosures. The impacts of adopting HKAS 27 (Revised) and HKFRS 3 (Revised) are summarized as follows.

The Group's adoption of HKAS 27 (Revised) and HKFRS 3 (Revised) results in changes in the Group's accounting policies which have been applied prospectively starting 1 January 2010. The adoption affects the Group's accounting treatments for (i) transactions between the owners and the non-controlling interests of subsidiary companies and (ii) business combinations.

HKAS 27 (Revised) changes (a) the term "minority interest" to "non-controlling interest" and (b) the accounting requirements of the Group in respect of (i) changes in its ownership interests in subsidiary companies, for cases which result in either a loss of control or not, and (ii) losses incurred by its subsidiary companies. For the changes in the Group's ownership interest in a subsidiary company that do not result in a loss of control, the Group is required by the revised standard to account for such changes as equity transactions. Accordingly, such transactions will no longer give rise to goodwill, nor will they give rise to a gain or loss. For the changes in the Group's ownership interest in a subsidiary company that result in a loss of control, the Group is required by the revised standard to (a) remeasure the retained investment at its fair value at the date when control was lost and (b) recognize the difference between (i) the fair value of consideration received and the retained investment and (ii) the carrying amounts of assets (including the attributable carrying amount of goodwill), liabilities, non-controlling interests (including any components of other comprehensive income attributable to them) as an additional gain or loss on disposal. For the losses incurred by loss-making subsidiary companies, the Group is required by the revised standard to account for the losses attributable to its non-controlling interests even if that results in a deficit balance for the non-controlling interests in the Group's accounts.

HKFRS 3 (Revised) introduces certain changes in the accounting requirements for business combinations that will impact the amount of goodwill recognized, the reported results in the period that an acquisition occurs, and future reported results of the Group after the date of its adoption. These changes include, but are not limited to, the new requirements of (a) for partial acquisitions, allowing non-controlling interests to be measured either as their proportionate interests in the net identifiable assets or at their fair value; (b) for step acquisitions, (i) measuring goodwill as the difference at the acquisition date between the fair value of any investment in the business held before the acquisition plus the consideration transferred and the net assets acquired and (ii) recognizing gains or losses from remeasuring to the fair value the interest in the acquiree held by the Group immediately before the business combination; (c) recognizing acquisition-related costs as expenses, rather than including them in goodwill; and (d) recognizing the fair value of contingent considerations at the acquisition date and reflecting the subsequent changes of such contingent considerations either in profit or loss or in other comprehensive income in accordance with the requirements of HKAS 39 "Financial Instruments: Recognition and Measurement".

The above changes (a) result in a decrease in the balances of (i) Associated companies and joint ventures and (ii) Capital and other reserves (included within Other components of equity) by US$2.9 million (representing the Group's share of the excess of consideration paid over the net asset values of non-controlling interests acquired by its associated companies) in the Group's consolidated statement of financial position at 30 June 2010 and (b) have no material effect on the Group's consolidated income statement and earnings per share attributable to owners of the parent for the six months ended 30 June 2010.

## 2. Turnover and Segmental Information

| For the six months ended 30 June<br>US$ millions | **2010** | 2009 |
|---|---|---|
| **Turnover** | | |
| Sale of goods | **1,920.2** | 1,624.3 |
| Rendering of services | **241.3** | 184.8 |
| **Total** | **2,161.5** | 1,809.1 |

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the Group), whose operating results are regularly reviewed by the Group's chief operating decision maker who makes decisions about how resources are to be allocated to the segment and assesses its performance, and for which discrete financial information is available to him.

The Board of Directors considers the business from both product or service and geographical perspectives. From the product or service perspective, the Group business interests are divided into four main segments, which are telecommunications, infrastructure, consumer food products and natural resources. Geographically, the Board of Directors considers that the businesses of the Group are operating in the Philippines and Indonesia. Details of the Group's principal investments are provided on page 68.

The Board of Directors assesses the performance of the operating segments based on a measure of recurring profit. This basis measures the profit attributable to owners of the parent excluding the effects of foreign exchange and derivative gains/losses, gain/loss on changes in fair value of plantations and non-recurring items. Non-recurring items represent certain items, through occurrence or size, which are not considered as usual operating items.

The revenue, results and other information for the six months ended 30 June 2010 and 2009, and total assets and total liabilities at 30 June 2010 and 31 December 2009 regarding the Group's reportable businesses are as follows.

### By Principal Business Activity – 2010

| | The Philippines | | | Indonesia | | |
|---|---|---|---|---|---|---|
| For the six months ended/at 30 June<br>US$ millions | Telecom-<br>munications | Infrastructure | Natural<br>Resources | Consumer<br>Food<br>Products | Head<br>Office | **2010<br>Total** |
| **Revenue** | | | | | | |
| Turnover | – | 193.4 | – | 1,968.1 | – | **2,161.5** |
| **Results** | | | | | | |
| Recurring profit | 113.3 | 22.7 | 3.6 | 79.7 | (27.4) | **191.9** |
| **Assets and Liabilities** | | | | | | |
| Associated companies and joint ventures | 1,020.5 | 712.2 | 565.5 | 2.8 | 4.3 | **2,305.3** |
| Other assets | – | 1,990.4 | – | 5,265.2 | 103.7 | **7,359.3** |
| Total assets | 1,020.5 | 2,702.6 | 565.5 | 5,268.0 | 108.0 | **9,664.6** |
| Borrowings | – | 704.7 | – | 1,849.7 | 996.0 | **3,550.4** |
| Other liabilities | – | 516.8 | – | 1,154.7 | 85.0 | **1,756.5** |
| Total liabilities | – | 1,221.5 | – | 3,004.4 | 1,081.0 | **5,306.9** |
| **Other Information** | | | | | | |
| Depreciation and amortization | – | (25.6) | – | (64.0) | (3.7) | **(93.3)** |
| Interest income | – | 7.1 | – | 7.1 | 0.3 | **14.5** |
| Interest expenses | – | (46.4) | – | (68.1) | (18.2) | **(132.7)** |
| Share of profits less losses of associated companies and joint ventures | 126.8 | 10.9 | 4.4 | (1.1) | 0.2 | **141.2** |
| Taxation | – | 5.1 | – | (83.6) | (8.3) | **(86.8)** |
| Additions to non-current assets (other than financial instruments and deferred tax assets) | – | 128.8 | – | 136.0 | – | **264.8** |

### By Principal Business Activity – 2009

| For the six months ended 30 June/ at 31 December US$ millions | The Philippines Telecom-munications | The Philippines Infrastructure | The Philippines Natural Resources | Indonesia Consumer Food Products | Head Office | 2009 Total |
|---|---|---|---|---|---|---|
| **Revenue** | | | | | | |
| Turnover | – | 156.2 | – | 1,652.9 | – | 1,809.1 |
| **Results** | | | | | | |
| Recurring profit | 102.9 | 14.6 | 2.1 | 31.8 | (23.9) | 127.5 |
| **Assets and Liabilities** | | | | | | |
| Associated companies and joint ventures | 1,050.8 | 568.8 | 441.2 | 3.7 | 3.5 | 2,068.0 |
| Other assets | – | 2,214.1 | – | 4,882.1 | 233.1 | 7,329.3 |
| Total assets | 1,050.8 | 2,782.9 | 441.2 | 4,885.8 | 236.6 | 9,397.3 |
| Borrowings | – | 926.1 | – | 1,837.7 | 921.5 | 3,685.3 |
| Other liabilities | – | 571.4 | – | 1,008.7 | 92.8 | 1,672.9 |
| Total liabilities | – | 1,497.5 | – | 2,846.4 | 1,014.3 | 5,358.2 |
| **Other Information** | | | | | | |
| Depreciation and amortization | – | (38.4) | – | (50.2) | (4.8) | (93.4) |
| Interest income | – | 5.4 | – | 6.4 | 0.8 | 12.6 |
| Interest expenses | – | (38.9) | – | (72.0) | (12.4) | (123.3) |
| Share of profits less losses of associated companies and joint ventures | 107.1 | 3.1 | 3.9 | – | – | 114.1 |
| Taxation | – | 23.2 | – | (69.5) | (6.4) | (52.7) |
| Additions to non-current assets (other than financial instruments and deferred tax assets) | – | 53.5 | – | 186.8 | – | 240.3 |

A reconciliation between profit before taxation as shown in the condensed consolidated income statement and recurring profit is as follows.

| For the six months ended 30 June US$ millions | **2010** | 2009 |
|---|---|---|
| Profit before taxation | | |
| – Continuing operations | **443.4** | 353.3 |
| – A discontinued operation | **–** | 1.7 |
| Exclusion of: | | |
| – Foreign exchange and derivative gains (Note 6) | **(10.3)** | (23.2) |
| – Gain on changes in fair value of plantations (Note 4) | **(2.2)** | (53.8) |
| – Non-recurring items | **21.2** | (14.9) |
| Deduction of attributable taxation and non-controlling interests | **(260.2)** | (135.6) |
| **Recurring profit** | **191.9** | 127.5 |

## 3. Net Borrowing Costs

| For the six months ended 30 June<br>US$ millions | **2010** | 2009 |
|---|---|---|
| Bank loans and other loans | | |
| – Wholly repayable within five years | **122.0** | 104.9 |
| – Not wholly repayable within five years | **21.7** | 24.3 |
| Less borrowing costs capitalized in | | |
| – Property, plant and equipment | **(6.4)** | (2.3) |
| – Plantations | **(3.8)** | (3.4) |
| – Other intangible assets | **(0.8)** | (0.2) |
| **Total Borrowing Costs** | **132.7** | 123.3 |
| Less interest income | **(14.5)** | (12.6) |
| **Net Borrowing Costs** | **118.2** | 110.7 |

## 4. Profit Before Taxation

| For the six months ended 30 June<br>US$ millions | **2010** | 2009 |
|---|---|---|
| **Profit Before Taxation is Stated after (Charging)/Crediting** | | |
| Cost of inventories sold | **(967.0)** | (750.8) |
| Employee remuneration | **(227.8)** | (182.7) |
| Cost of services rendered | **(76.9)** | (58.8) |
| Depreciation (Note 9) | **(52.2)** | (40.8) |
| Amortization of other intangible assets | **(33.9)** | (44.1) |
| Impairment losses for accounts receivable(i) | **(4.2)** | (3.9) |
| Recognition of prepaid land premiums | **(3.6)** | (2.8) |
| Loss on dilution of interest in an associated company | **(0.3)** | – |
| Foreign exchange and derivative gains, net (Note 6) | **5.6** | 32.0 |
| Gain on changes in fair value of plantations (Note 2) | **2.2** | 53.8 |
| Gain on disposal of a joint venture | **1.8** | – |
| Gain on sale of property, plant and equipment | **1.3** | 0.3 |
| Dividend income from available-for-sale assets | **0.1** | – |

*(i) Included in distribution costs*

## 5. Taxation

No Hong Kong profits tax (2009: Nil) has been provided as the Group had no estimated assessable profits (2009: Nil) in Hong Kong for the period. Taxation on assessable profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which the Company's subsidiary companies operate.

| For the six months ended 30 June<br>US$ millions | **2010** | 2009 |
|---|---|---|
| **Subsidiary Companies – Overseas** | | |
| Current taxation | **96.2** | 61.0 |
| Deferred taxation | **(9.4)** | (8.3) |
| **Total** | **86.8** | 52.7 |

Included within the share of profits less losses of associated companies and joint ventures is taxation of US$46.8 million (2009: US$45.5 million) and which is analyzed as follows.

| For the six months ended 30 June<br>US$ millions | **2010** | 2009 |
|---|---|---|
| **Associated Companies and Joint Ventures – Overseas** | | |
| Current taxation | **40.0** | 42.2 |
| Deferred taxation | **6.8** | 3.3 |
| **Total** | **46.8** | 45.5 |

## 6. Profit Attributable to Owners of the Parent

The profit attributable to owners of the parent includes US$5.6 million (2009: US$3.3 million) of net foreign exchange and derivative gains, which represent the foreign exchange translation differences on the Group's unhedged foreign currency denominated borrowings and payables and the changes in the fair values of derivatives, US$1.1 million (2009: US$8.4 million) of a gain on changes in fair value of plantations and US$10.1 million of net non-recurring losses (2009: gains of US$25.1 million).

**Analysis of Foreign Exchange and Derivative Gains/(Losses)**

| For the six months ended 30 June<br>US$ millions | **2010** | 2009 |
|---|---|---|
| Foreign exchange and derivative gains/(losses) | | |
| – Subsidiary companies (Note 4) | **5.6** | 32.0 |
| – Associated companies and joint ventures | **4.7** | (8.8) |
| Subtotal (Note 2) | **10.3** | 23.2 |
| Attributable taxation and non-controlling interests | **(4.7)** | (19.9) |
| **Total** | **5.6** | 3.3 |

The non-recurring losses of US$10.1 million for 2010 mainly represents the Group's share of Meralco's non-recurring losses, and provision and write-off of certain assets. The non-recurring gains of US$25.1 million for 2009 mainly represent Maynilad's reversal of provision for deferred credits following a resolution of the issue of new tariff rates with the regulator.

## 7. Ordinary Share Dividend

At a meeting held on 30 August 2010, the Directors declared an interim cash dividend of U.S. 0.77 cent (2009: U.S. 0.51 cent) per ordinary share.

## 8. Earnings Per Share Attributable to Owners of the Parent

The calculation of basic earnings per share is based on the profit for the period attributable to owners of the parent of US$188.5 million (2009: US$164.3 million), and the weighted average number of ordinary shares of 3,864.7 million (2009: 3,388.0 million (Restated)) in issue during the period.

The calculation of diluted earnings per share is based on: (a) the profit for the period attributable to owners of the parent of US$188.5 million (2009: US$164.3 million) reduced by the dilutive impacts of (i) US$1.6 million (2009: Nil) in respect of the conversion of convertible bonds issued by a subsidiary company and (ii) US$1.3 million (2009: US$0.1 million) in respect of the exercise of share options issued by its subsidiary and associated companies and (b) a share base equal to the aggregate of the weighted average number of ordinary shares of 3,864.7 million (2009: 3,388.0 million (Restated)) in issue during the period (as used in the basic earnings per share calculation) and the weighted average number of ordinary shares of 44.0 million (2009: 39.7 million (Restated)) assumed to have been issued at no consideration on the deemed exercise of the share options of the Company during the period.

## 9. Property, Plantand Equipment

The movements in property, plant and equipment are set out below.

| US$ millions | **2010** | 2009 |
|---|---|---|
| At 1 January | **1,059.0** | 808.4 |
| Exchange translation | **35.6** | 56.3 |
| Additions | **94.4** | 111.6 |
| Acquisition of subsidiary companies (Note 17(B)) | **14.7** | – |
| Depreciation (Note 4) | **(52.2)** | (40.8) |
| Disposals | **(0.2)** | (1.0) |
| **At 30 June** | **1,151.3** | 934.5 |

## 10. Associated Companies and Joint Ventures

| US$ millions | **At 30 June 2010** | At 31 December 2009 |
|---|---|---|
| PLDT | **1,020.5** | 1,050.8 |
| Philex | **565.5** | 440.5 |
| MPIC | **712.2** | 568.8 |
| Others | **7.1** | 7.9 |
| **Total** | **2,305.3** | 2,068.0 |

## 11. Other Intangible Assets

| US$ millions | **At 30 June 2010** | At 31 December 2009 |
|---|---|---|
| Concession assets - Water distribution | **1,050.0** | 987.0 |
| Concession assets - Toll roads | **376.1** | 359.0 |
| Brands | **385.1** | 382.4 |
| **Total** | **1,811.2** | 1,728.4 |

Concession assets - Water distribution represents the exclusive right granted by Metropolitan Waterworks and Sewerage System (MWSS) on behalf of the Philippine government for Maynilad to provide water distribution and sewerage services and to charge users for these services provided in the area of West Metro Manila during the concession period. Concession assets - Toll roads represents the concession comprising the right, interests and privileges to finance, design, construct, operate and maintain toll roads, toll facilities and other facilities generating toll-related and non-toll related income held by Manila North Tollways Corporation (MNTC) in respect of the Manila North Expressway (also known as North Luzon Expressway (NLEX)) during the concession period. Brands represent the brands held by PT Indolakto for its various milk-related products.

## 12. Restricted Cash and Pledged Deposits

At 30 June 2010, the Group had US$17.3 million (31 December 2009: US$17.2 million) of cash which was set aside to cover principal and interest payments of certain borrowings and restricted as to use, and US$12.0 million (31 December 2009: US$12.0 million) of pledged bank deposits.

## 13. Accounts Receivable, Other Receivables and Prepayments

Included in accounts receivable, other receivables and prepayments are accounts receivables of US$277.3 million (31 December 2009: US$238.4 million) with an ageing profile as follows.

| US$ millions | **At 30 June 2010** | At 31 December 2009 |
|---|---|---|
| 0 to 30 days | **254.1** | 190.9 |
| 31 to 60 days | **6.0** | 10.5 |
| 61 to 90 days | **4.4** | 11.4 |
| Over 90 days | **12.8** | 25.6 |
| **Total** | **277.3** | 238.4 |

Indofood generally allows export customers 60 days of credit and local customers an average of 30 days of credit. MPIC (a) allows 60 days of credit for its water service customers and (b) collects toll fees through its associated company, Tollways Management Corporation (TMC), by cash, by prepaid and reloadable electronic toll collection devices and by credit card payment.

## 14. Accounts Payable, Other Payables and Accruals

Included in accounts payable, other payables and accruals are accounts payables of US$230.3 million (31 December 2009: US$185.0 million) with an ageing profile as follows.

| US$ millions | **At 30 June 2010** | At 31 December 2009 |
|---|---|---|
| 0 to 30 days | **192.1** | 162.9 |
| 31 to 60 days | **2.3** | 5.1 |
| 61 to 90 days | **25.1** | 11.6 |
| Over 90 days | **10.8** | 5.4 |
| **Total** | **230.3** | 185.0 |

## 15. Deferred Liabilities and Provisions

| US$ millions | Long-term liabilities | Pension | Others | **2010 Total** | 2009 Total |
|---|---|---|---|---|---|
| At 1 January | 295.0 | 210.1 | 75.4 | **580.5** | 471.8 |
| Exchange translation | (0.1) | 7.4 | (0.1) | **7.2** | 6.6 |
| Additions | 19.4 | 20.6 | 8.0 | **48.0** | 75.6 |
| Acquisition of subsidiary companies (Note 17(B)) | – | 1.7 | 0.4 | **2.1** | – |
| Payment and utilization | (53.1) | (3.8) | (11.9) | **(68.8)** | (67.3) |
| **At 30 June** | 261.2 | 236.0 | 71.8 | **569.0** | 486.7 |
| **Presented as:** | | | | | |
| **Current Portion** | 40.1 | – | 28.9 | **69.0** | 81.6 |
| **Non-current Portion** | 221.1 | 236.0 | 42.9 | **500.0** | 405.1 |
| **Total** | 261.2 | 236.0 | 71.8 | **569.0** | 486.7 |

The long-term liabilities mainly relate to Maynilad's concession fees payable to MWSS and deferred credits (which represent foreign exchange gains and other payables which will be refunded to the customers and foreign exchange differences arising from retranslation of the portion of Maynilad's foreign currency denominated concession fees payable and loans) and Indofood's accrued liabilities for dismantlement, removal or restoration in relation to property, plant and equipment.

The pension relates to accrued liabilities in relation to retirement schemes and long service payments.

# 16. Commitments and Contingent Liabilities

## (A) Capital Expenditure

| US$ millions | **At 30 June 2010** | At 31 December 2009 |
|---|---|---|
| Commitments in respect of subsidiary companies: | | |
| Authorized, but not contracted for | **378.2** | 615.0 |
| Contracted, but not provided for | **12.9** | 20.7 |
| **Total** | **391.1** | 635.7 |

The Group's capital expenditure commitments principally relate to Indofood's purchase of property, plant and equipment, investments in plantations, and Maynilad's and MNTC's construction of water and toll road infrastructure.

## (B) Contingent Liabilities

At 30 June 2010, except for US$62.9 million (31 December 2009: US$62.1million) guarantees given by Indofood for loan facilities obtained by certain plantation farmers in relation to arrangements for those farmers' production and sale of fresh fruit bunches to Indofood, the Group had no significant contingent liabilities (31 December 2009: Nil).

# 17. Notes to the Consolidated Statement of Cash Flows

## (A) Increased Investments in Associated Companies

2010's cash outflow of US$13.3 million mainly relates to the payments of (a) the remaining consideration for the acquisition of a 9.2% interest in December 2009 and (b) a 10% installment of the total consideration for the acquisition of a 5.9% interest in January 2010 in Philex by Two Rivers Pacific Holdings Corporation (Two Rivers), a Philippine affiliate of the Company. The remaining 90% unpaid portion of the consideration for Two Rivers' acquisition of the 5.9% interest in Philex was satisfied by Two Rivers' issuance of an interest-bearing promissory note with an amount of Pesos 5.4 billion (US$116.9 million) and a fixed interest rate of 5.5% per annum.

## (B) Acquisition of Subsidiary Companies

| US$ millions | MPIC's acquisition of Riverside and its subsidiary company Provisional fair value recognized on acquisition | Carrying amount immediately before the acquisition |
|---|---|---|
| **Consideration** | | |
| Cash and cash equivalents | **6.0** | **6.0** |
| **Total** | **6.0** | **6.0** |
| **Net Assets** | | |
| Property, plant and equipment (Note 9) | **14.7** | **14.7** |
| Deferred tax assets | **0.6** | **0.6** |
| Other non-current assets | **1.3** | **1.3** |
| Cash and cash equivalents | **0.9** | **0.9** |
| Time deposits with original maturity of more than three months | **0.5** | **0.5** |
| Accounts receivable, other receivables and prepayments (Current) | **2.6** | **2.6** |
| Inventories | **0.9** | **0.9** |
| Accounts payable, other payables and accruals | **(3.5)** | **(3.5)** |
| Short-term borrowings | **(0.9)** | **(0.9)** |
| Current portion of deferred liabilities and provisions (Note 15) | **(0.1)** | **(0.1)** |
| Long-term borrowings | **(4.3)** | **(4.3)** |
| Deferred liabilities and provisions (Note 15) | **(2.0)** | **(2.0)** |
| Deferred tax liabilities | **(1.5)** | **(1.5)** |
| **Total Net Assets** | **9.2** | **9.2** |
| Non-controlling interests | **(4.5)** | |
| **Total Net Assets Acquired at Fair Value** | **4.7** | |
| **Goodwill** | **1.3**(i) | |
| **Net Cash Outflow Per the Condensed Consolidated Statement of Cash Flows** | **(5.1)** | |

*(i) Provisional amount determined assuming the fair values of the identifiable assets acquired and liabilities assumed equal to their carrying amounts immediately before the acquisition, and subject to revision upon further assessment of the fair values of the identifiable assets acquired and liabilities and contingent liabilities assumed*

In May 2010, MPIC acquired a 51.0% interest in Riverside Medical Center, Inc. (Riverside) at a total consideration of Pesos 276 million (US$6.0 million). Riverside is the largest hospital in Bacolod City and owns Riverside College, Inc., a nursing school.

Since the date of acquisition, the above acquired companies recorded a profit for the year of US$0.1 million, which is included in the condensed consolidated income statement of the Group. If the acquisition had taken place on 1 January 2010, the turnover and net profit of the Group for the period ended 30 June 2010 would have been US$2,168.8 million and US$357.0 million, respectively. The subsidiary company acquired during the period had net cash inflows from operating activities of US$0.1 million and US$0.4 million from investing activities, and had a net cash outflow of US$0.3 million in respect of financing activities during the period.

# 18. Share Options

Particulars of the share options of the Company and its subsidiary company granted to the Directors and senior executives of the Company and its subsidiary company at 30 June 2010 are set out below.

## (A) Particulars of the Company's Share Option Scheme

| | Share options held at 1 January 2010 | Share options exercised during the period | Share options granted during the period | **Share options held at 30 June 2010** | Share option exercise price per share [i] (HK$) | Market price per share at the date of grant [i] (HK$) | Market price per share during the period of exercise (HK$) | Grant date | Fully vested by | Exercisable from | Exercisable until |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Executive Directors** | | | | | | | | | | | |
| Manuel V. Pangilinan | 33,517,996 | (13,517,996) | - | **20,000,000** | 1.6698 | 1.6698 | 5.07 | 1 June 2004 | December 2008 | June 2005 | May 2014 |
| | 31,831,556 | - | - | **31,831,556** | 5.0569 | 5.0569 | - | 5 September 2007 | September 2012 | September 2008 | September 2017 |
| Edward A. Tortorici | 19,183,256 | - | - | **19,183,256** | 5.0569 | 5.0569 | - | 5 September 2007 | September 2012 | September 2008 | September 2017 |
| Robert C. Nicholson | 14,756,351 | (3,000,000) | - | **11,756,351** | 1.6698 | 1.6698 | 4.76 | 1 June 2004 | December 2008 | June 2005 | May 2014 |
| | 16,337,388 | - | - | **16,337,388** | 5.0569 | 5.0569 | - | 5 September 2007 | September 2012 | September 2008 | September 2017 |
| **Non-Executive Directors** | | | | | | | | | | | |
| Ambassador Albert F. del Rosario | 2,993,431 | - | - | **2,993,431** | 1.6698 | 1.6698 | - | 1 June 2004 | June 2005 | June 2005 | May 2014 |
| | 3,330,719 | - | - | **3,330,719** | 5.0569 | 5.0569 | - | 5 September 2007 | September 2008 | September 2008 | September 2017 |
| Benny S. Santoso | 2,993,431 | - | - | **2,993,431** | 1.6698 | 1.6698 | - | 1 June 2004 | June 2005 | June 2005 | May 2014 |
| | 3,330,719 | - | - | **3,330,719** | 5.0569 | 5.0569 | - | 5 September 2007 | September 2008 | September 2008 | September 2017 |
| Napoleon L. Nazareno | 3,330,000 | - | - | **3,330,000** | 5.0569 | 5.0569 | - | 11 December 2009 | December 2010 | December 2010 | December 2019 |
| **Independent Non-Executive Directors** | | | | | | | | | | | |
| Graham L. Pickles | 3,330,719 | - | - | **3,330,719** | 5.0569 | 5.0569 | - | 5 September 2007 | September 2008 | September 2008 | September 2017 |
| Prof. Edward K.Y. Chen, *GBS, CBE, JP* | 1,412,394 | - | - | **1,412,394** | 1.6698 | 1.6698 | - | 1 June 2004 | June 2005 | June 2005 | May 2014 |
| | 3,330,719 | - | - | **3,330,719** | 5.0569 | 5.0569 | - | 5 September 2007 | September 2008 | September 2008 | September 2017 |
| Sir David W. C. Tang, *KBE* | 3,330,719 | - | - | **3,330,719** | 5.0569 | 5.0569 | - | 5 September 2007 | September 2008 | September 2008 | September 2017 |
| Jun Tang | 3,330,000 | - | - | **3,330,000** | 5.0569 | 4.61 | - | 11 December 2009 | December 2011 | December 2011 | December 2019 |
| **Senior Executives** | 30,600,455 | (4,491,715) | - | **26,108,740** | 1.6698 | 1.6698 | 5.12-5.36 | 1 June 2004 | December 2008 | June 2005 | May 2014 |
| | 4,743,113 | (2,000,000) | - | **2,743,113** | 3.1072 | 3.1072 | 5.14-5.26 | 7 June 2006 | December 2010 | June 2007 | June 2016 |
| | 44,500,938 | - | - | **44,500,938** | 5.0569 | 5.0569 | - | 5 September 2007 | September 2012 | September 2008 | September 2017 |
| | - | - | 5,400,000 | **5,400,000** | 5.31 | 5.31 | - | 18 June 2010 | June 2015 | June 2012 | June 2020 |
| **Total** | 226,183,904 | (23,009,711) | 5,400,000 | **208,574,193** | | | | | | | |

*(i) Adjusted for the effect of the Company's rights issue completed in December 2009 for the prices prior to the trading of the Company's shares on an ex-rights basis on 29 October 2009*

| | Share options held at 1 January 2009 | Share options exercised during the period | Share options granted during the period | Share options held at 30 June 2009 | Share option exercise price per share [ii] (HK$) | Market price per share at the date of grant [ii] (HK$) | Market price per share during the period of exercise (HK$) | Grant date | Fully vested by | Exercisable from | Exercisable until |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Executive Directors** | | | | | | | | | | | |
| Manuel V. Pangilinan | 31,800,000 | – | – | 31,800,000 | 1.76 | 1.76 | – | 1 June 2004 | December 2008 | June 2005 | May 2014 |
| | 30,200,000 | – | – | 30,200,000 | 5.33 | 5.33 | – | 5 September 2007 | September 2012 | September 2008 | September 2017 |
| Edward A. Tortorici | 3,560,000 | (3,560,000) | – | – | 1.76 | 1.76 | 3.77 | 1 June 2004 | December 2008 | June 2005 | May 2014 |
| | 18,200,000 | – | – | 18,200,000 | 5.33 | 5.33 | – | 5 September 2007 | September 2012 | September 2008 | September 2017 |
| Robert C. Nicholson | 14,000,000 | – | – | 14,000,000 | 1.76 | 1.76 | – | 1 June 2004 | December 2008 | June 2005 | May 2014 |
| | 15,500,000 | – | – | 15,500,000 | 5.33 | 5.33 | – | 5 September 2007 | September 2012 | September 2008 | September 2017 |
| **Non-Executive Directors** | | | | | | | | | | | |
| Ambassador Albert F. del Rosario | 2,840,000 | – | – | 2,840,000 | 1.76 | 1.76 | – | 1 June 2004 | June 2005 | June 2005 | May 2014 |
| | 3,160,000 | – | – | 3,160,000 | 5.33 | 5.33 | – | 5 September 2007 | September 2008 | September 2008 | September 2017 |
| Benny S. Santoso | 2,840,000 | – | – | 2,840,000 | 1.76 | 1.76 | – | 1 June 2004 | June 2005 | June 2005 | May 2014 |
| | 3,160,000 | – | – | 3,160,000 | 5.33 | 5.33 | – | 5 September 2007 | September 2008 | September 2008 | September 2017 |
| **Independent Non-Executive Directors** | | | | | | | | | | | |
| Graham L. Pickles | 3,160,000 | – | – | 3,160,000 | 5.33 | 5.33 | – | 5 September 2007 | September 2008 | September 2008 | September 2017 |
| Prof. Edward K.Y. Chen, *GBS, CBE, JP* | 1,340,000 | – | – | 1,340,000 | 1.76 | 1.76 | – | 1 June 2004 | June 2005 | June 2005 | May 2014 |
| | 3,160,000 | – | – | 3,160,000 | 5.33 | 5.33 | – | 5 September 2007 | September 2008 | September 2008 | September 2017 |
| Sir David W. C. Tang, *KBE* | 3,160,000 | – | – | 3,160,000 | 5.33 | 5.33 | – | 5 September 2007 | September 2008 | September 2008 | September 2017 |
| **Senior Executives** | 29,032,000 | – | – | 29,032,000 | 1.76 | 1.76 | – | 1 June 2004 | December 2008 | June 2005 | May 2014 |
| | 4,500,000 | – | – | 4,500,000 | 3.275 | 3.25 | – | 7 June 2006 | December 2010 | June 2007 | June 2016 |
| | 42,220,000 | – | – | 42,220,000 | 5.33 | 5.33 | – | 5 September 2007 | September 2012 | September 2008 | September 2017 |
| Total | 211,832,000 | (3,560,000) | – | 208,272,000 | | | | | | | |

*(ii) Before adjusting for the effect of the Company's rights issue completed in December 2009*

On 18 June 2010, 5,400,000 share options under a share option scheme approved by the shareholders of First Pacific Company Limited (the Company) (at the Company's annual general meeting held on 24 May 2004) were granted. The average fair value of options granted as calculated by Towers Watson Hong Kong Limited, based on the binomial model, was HK$2.28 per share or an aggregate value of US$1.6 million for all options granted. The assumptions used were as follows:

| | |
|---|---|
| Share price at the date of grant | HK$5.31 per share |
| Exercise price | HK$5.31 per share |
| Expected volatility (based on historical volatility of the Company's shares commensurate with the average expected life of the options granted) | 45% |
| Option life | 10 years |
| Expected dividend yield | 2% per annum |
| Average risk-free interest rate (based on the Hong Kong Exchange Fund Notes) | 2.3% per annum |

Taking into account the expected turnover rate of the senior executives and the early exercise behavior, the average expected life of the options granted was estimated to be around 8 years. The early exercise behavior assumes that option holders will exercise the options when the share price is at least 250% higher than the exercise price.

The binomial model, applied for determining the estimated values of the share options granted under the Scheme, was developed for use in estimating the fair value of the traded options that are fully transferable. Such an option pricing model requires input of highly subjective assumptions, including the expected stock price volatility. As the Company's share options have characteristics significantly different from those of the traded options, changes in the subjective input assumptions can materially affect the estimated value of the options granted.

Further information regarding the Company's share option scheme has been set out on pages 144 to147 of the Company's 2009 Annual Report.

**(B) Particulars of MPIC's Share Option Scheme**

| | Share options held at 1 January 2010 | Share options exercised during the period | Share options cancelled during the period | **Share options held at 30 June 2010** | Share option exercise price per share (Peso) | Market price per share at the date of grant (Peso) | Market price per share during the period of exercise (Peso) | Grant date | Fully vested by | Exercisable from | Exercisable until |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Executive Directors** | | | | | | | | | | | |
| Manuel V. Pangilinan | 7,500,000 | - | - | **7,500,000** | 2.12 | 2.10 | - | 9 December 2008 | January 2010 | January 2009 | January 2013 |
| | 7,500,000 | - | - | **7,500,000** | 2.73 | 2.65 | - | 10 March 2009 | March 2010 | March 2009 | March 2013 |
| Edward A. Tortorici | 5,000,000 | - | - | **5,000,000** | 2.12 | 2.10 | - | 9 December 2008 | January 2010 | January 2009 | January 2013 |
| | 5,000,000 | - | - | **5,000,000** | 2.73 | 2.65 | - | 10 March 2009 | March 2010 | March 2009 | March 2013 |
| Ambassador Albert F. del Rosario | 2,500,000 | - | - | **2,500,000** | 2.12 | 2.10 | - | 9 December 2008 | January 2010 | January 2009 | January 2013 |
| | 2,500,000 | - | - | **2,500,000** | 2.73 | 2.65 | - | 10 March 2009 | March 2010 | March 2009 | March 2013 |
| **Senior Executives** | 36,135,000 | (500,000) | (5,250,000) | **30,385,000** | 2.12 | 2.10 | 3.20 | 9 December 2008 | January 2010 | January 2009 | January 2013 |
| | 37,870,000 | - | (5,870,000) | **32,000,000** | 2.73 | 2.65 | - | 10 March 2009 | March 2010 | March 2009 | March 2013 |
| **Total** | 104,005,000 | (500,000) | (11,120,000) | **92,385,000** | | | | | | | |

| | Share options held at 1 January 2009 | Share options exercised during the period | Share options granted during the period | Share options held at 30 June 2009 | Share option exercise price per share (Peso) | Market price per share at the date of grant (Peso) | Market price per share during the period of exercise (Peso) | Grant date | Fully vested by | Exercisable from | Exercisable until |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Executive Directors** | | | | | | | | | | | |
| Manuel V. Pangilinan | 7,500,000 | - | - | 7,500,000 | 2.12 | 2.10 | - | 9 December 2008 | January 2010 | January 2009 | January 2013 |
| | - | - | 7,500,000 | 7,500,000 | 2.73 | 2.65 | - | 10 March 2009 | March 2010 | March 2009 | March 2013 |
| Edward A. Tortorici | 5,000,000 | - | - | 5,000,000 | 2.12 | 2.10 | - | 9 December 2008 | January 2010 | January 2009 | January 2013 |
| | - | - | 5,000,000 | 5,000,000 | 2.73 | 2.65 | - | 10 March 2009 | March 2010 | March 2009 | March 2013 |
| Ambassador Albert F. del Rosario | 2,500,000 | - | - | 2,500,000 | 2.12 | 2.10 | - | 9 December 2008 | January 2010 | January 2009 | January 2013 |
| | - | - | 2,500,000 | 2,500,000 | 2.73 | 2.65 | - | 10 March 2009 | March 2010 | March 2009 | March 2013 |
| **Senior Executives** | 46,000,000 | (2,250,000) | - | 43,750,000 | 2.12 | 2.10 | 5.60 | 9 December 2008 | January 2010 | January 2009 | January 2013 |
| | - | (1,250,000) | 47,925,245 | 46,675,245 | 2.73 | 2.65 | 5.60 | 10 March 2009 | March 2010 | March 2009 | March 2013 |
| Total | 61,000,000 | (3,500,000) | 62,925,245 | 120,425,245 | | | | | | | |

Further information regarding MPIC's share option scheme has been set out on pages 148 and 149 of the Company's 2009 Annual Report.

## 19. Related Party Transactions

Significant related party transactions entered into by the Group during the period are disclosed as follows:

(A) In April 2010, the Company purchased US$20.0 million of U.S. dollar from Philex at a forward rate of Pesos 45.03 per U.S. dollar for converting part of the Company's peso-denominated funds into U.S. dollar for working capital requirements.

(B) Asia Link B.V. (ALBV), a wholly-owned subsidiary company of the Company, has a technical assistance agreement with Smart Communications, Inc. (Smart), a wholly-owned subsidiary company of PLDT, for ALBV to provide Smart with technical support services and assistance in the operations and maintenance of cellular mobile telecommunications services for a period of four years from 23 February 2008, subject to renewal upon mutual agreement between the parties. The agreement provides for payments of technical service fees equivalent to 1% (2009: 1%) of the consolidated net revenue of Smart.

The fee under the above arrangement amounted to Pesos 313 million (US$6.8 million) for the period ended 30 June 2010 (2009: Pesos 322 million or US$6.7 million). At 30 June 2010, the outstanding technical service fee payable amounted to Pesos 48 million (US$1.0 million) (31 December 2009: Pesos 188 million or US$4.1 million).

(C) In the ordinary course of business, Indofood has engaged in trade transactions with certain of its associated companies, joint ventures and affiliated companies, the majority of which are related to the Salim Family either through direct and/or common share ownership and common management. Mr. Anthoni Salim is the Chairman and a substantial shareholder of the Company and is the President Director and Chief Executive Officer of Indofood.

All significant transactions with related parties, whether or not conducted under normal terms and conditions similar to those offered to non-related parties, are disclosed as follows:

**Nature of Transactions**

| For the six months ended 30 June<br>US$ millions | **2010** | 2009 |
|---|---|---|
| **Income Statement Items** | | |
| Sales of finished goods | | |
| – to associated companies and joint ventures | **22.5** | 14.0 |
| – to affiliated companies | **40.6** | 25.1 |
| Purchases of raw materials | | |
| – from associated companies and joint ventures | **20.6** | 19.4 |
| – from affiliated companies | **8.3** | 5.7 |
| Management and technical services fee income and royalty income | | |
| – from associated companies and joint ventures | **–** | 0.5 |
| – from affiliated companies | **3.5** | 2.5 |
| Insurance expenses | | |
| – to affiliated companies | **1.5** | 1.4 |
| Rental expenses | | |
| – to affiliated companies | **0.5** | 0.5 |
| Transportation and pump services expenses | | |
| – to affiliated companies | **0.2** | 0.2 |

Approximately 3% (2009: 2%) of Indofood's sales and 2% (2009: 2%) of its purchases were transacted with these related parties.

**Nature of Balances**

| US$ millions | At 30 June 2010 | At 31 December 2009 |
|---|---|---|
| **Statement of Financial Position Items** | | |
| Accounts receivable – trade | | |
| – from associated companies and joint ventures | **7.6** | 3.3 |
| – from affiliated companies | **10.1** | 8.7 |
| Accounts receivable – non-trade | | |
| – from associated companies and joint ventures | **0.4** | – |
| – from affiliated companies | **15.0** | 12.2 |
| Accounts payable – trade | | |
| – to associated companies and joint ventures | **10.5** | 6.2 |
| – to affiliated companies | **3.7** | 2.6 |
| Accounts payable – non-trade | | |
| – to associated companies and joint ventures | **0.5** | 0.2 |
| – to affiliated companies | **24.8** | 30.5 |

(D) For the period ended 30 June 2010, MPIC's subsidiary company, Maynilad, entered into certain construction contracts with DMCI Holdings Inc. (DMCI) (a shareholder holding a 44.6% interest in DMWC, Maynilad's parent company) for the latter's construction of water infrastructure for Maynilad. On 23 March 2009, Maynilad formally entered into (i) a framework agreement with D.M. Consunji, Inc. (Consunji), a subsidiary company of DMCI, in relation to the provision of engineering, procurement and or construction services by Consunji to Maynilad for the period from 23 March 2009 to 31 December 2011 and (ii) a lease agreement with DMCI Project Developers, Inc. (DMCIPD), a subsidiary company of DMCI, for the renting of certain premises in the Makati City by DMCIPD to Maynilad for the period from 1 February 2009 to 31 January 2012.

All significant transactions with DMCI group, whether or not conducted under normal terms and conditions similar to those offered to non-related parties, are disclosed as follows:

**Nature of Transactions**

| For the six months ended 30 June<br>US$ millions | 2010 | 2009 |
|---|---|---|
| **Income Statement Items** | | |
| Rental expenses | **0.1** | 0.1 |
| **Capital Expenditure Items** | | |
| Construction services for water infrastructure obtained | **63.5** | 21.2 |

**Nature of Balances**

| US$ millions | At 30 June 2010 | At 31 December 2009 |
|---|---|---|
| **Statement of Financial Position Items** | | |
| Accounts payable – trade | **29.3** | 8.0 |

(E) During the period ended 30 June 2010, MPIC's subsidiary company, MNTC, collected toll fees through TMC, MPIC's associated company.

All significant transactions with TMC, whether or not conducted under normal terms and conditions similar to those offered to non-related parties, are disclosed as follows:

**Nature of Transactions**

| For the six months ended 30 June<br>US$ millions | **2010** | 2009 |
|---|---|---|
| **Income Statement Items** | | |
| Operator's fee | **14.7** | 14.3 |
| Management income | **0.5** | 0.1 |
| Guarantee income | **0.1** | 0.2 |
| Interest income | **–** | 0.2 |

**Nature of Balances**

| US$ millions | **At 30 June 2010** | At 31 December 2009 |
|---|---|---|
| **Statement of Financial Position Items** | | |
| Accounts receivable – trade | **1.2** | 3.1 |
| Accounts payable – trade | **5.7** | 6.1 |

## 20. Comparative Amounts

Due to the Group's early adoption of HKAS 32 Amendment "Classification of Rights Issues" (effective for annual periods beginning on or after 1 February 2010) in 2009, the comparative basic and diluted earnings per share figures for the six-month period ended 30 June 2009 have been restated to take into account the effect of the Company's rights issue (on the basis of one rights share for every five existing shares held at a subscription price of HK$3.40 per one rights share) completed in December 2009.

## 21. Approval of the Interim Condensed Consolidated Financial Statements

The Condensed Interim Financial Statements were approved and authorized for issue by the Board of Directors on 30 August 2010.

# Review Report of the Independent Auditors



**To the Board of Directors of First Pacific Company Limited**
*(Incorporated in Bermuda with limited liability)*

## Introduction

We have reviewed the interim financial information set out on pages 37 to 58, which comprises the condensed consolidated statement of financial position of First Pacific Company Limited as at 30 June 2010 and the related condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the six-month period then ended, and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim Financial Reporting" (HKAS 34) issued by the Hong Kong Institute of Certified Public Accountants.

The Directors are responsible for the preparation and presentation of this interim financial information in accordance with HKAS 34. Our responsibility is to express a conclusion on this interim financial information based on our review. Our report is made solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

## Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

## Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with HKAS 34.

**ERNST & YOUNG**
*Certified Public Accountants*

18/F, Two International Finance Centre
8 Finance Street, Central
Hong Kong

30 August 2010

# Review Statement of the Audit Committee

In accordance with the requirements of paragraph 39 of Appendix 16 of the Listing Rules issued by SEHK, the Audit Committee has reviewed the Interim Report for the six months ended 30 June 2010, including the accounting policies and practices adopted by the Group. The Audit Committee also has discussed auditing, internal control and financial reporting matters with the Company's management and its external auditors. The Company's external auditors were engaged by the Audit Committee to perform a review of the unaudited Condensed Interim Financial Statements for the six months ended 30 June 2010. The Review Report of the Independent Auditors is set out on page 59.

# Corporate Governance Report

First Pacific is committed to building and maintaining high standards of corporate governance. The Company has adopted its own Code on Corporate Governance Practices (the First Pacific Code), which incorporates the principles and requirements set out in the Code on Corporate Governance Practices (CG Code) contained in Appendix 14 of the Listing Rules.

First Pacific has applied these principles and complied with all the CG Code mandatory provisions and has also met all of the recommended best practices in the CG Code throughout the current financial period, except for the following:–

1. The appointment of Independent Non-executive Directors (INEDs) representing at least one-third of the board, currently only four out of the thirteen Directors are INEDs.

2. The disclosure of details of remuneration payable to members of senior management on an individual and named basis in the annual reports and accounts.

3. The announcement and publication of quarterly financial results within 45 days after the end of the relevant quarter.

Further information concerning our corporate governance practices has been set out on pages 54 to 72 of the Company's 2009 Annual Report.

Having made specific enquiry, the Company can confirm that all of the Directors have complied with the Company's code of conduct regarding directors' securities transactions, prepared and adopted on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers, Appendix 10 of the Listing Rules.

## Connected and Continuing Connected Transactions

The Independent Non-executive Directors discussed with the Directors in relation to the following connected and continuing connected transactions and approved the disclosure in the form of published announcements:–

- 23 February 2010: entering into of new contracts relating to the flour business of the Indofood group between Bogasari Flour Mills, a division of Indofood, and PT Nippon Indosari Corpindo and PT Indotek Konsultan Utama.

- 17 May 2010 and 27 May 2010: connected transactions and continuing connected transaction arising out of an internal restructuring of certain entities within the IndoAgri group with a view to consolidate the IndoAgri group's joint ventures with the Salim Group in oil palm plantations and sugar plantation under a newly incorporated subsidiary of IndoAgri.

- 15 June 2010: entering into of new contracts between members of the Indofood group, PT Fastfood Indonesia and other associates of Mr. Anthoni Salim relating to new Plantations Business Transactions, new Distribution Business Transaction, new Flour Business Transaction and new Snack Foods Business Transactions, the revised aggregated 2010 Annual Caps for the respective businesses, as well as the revision of the 2010 Annual Caps for the existing Distribution Business Transaction.

## Risk Management and Internal Control

The Board is responsible for maintaining an adequate system of internal controls in the Group and reviewing its effectiveness through the Audit Committee.

In addition, during the period ended 30 June 2010, the Audit Committee reviewed and advised that:

- The internal controls and accounting systems of the Group function effectively and are designed to provide reasonable assurance that material assets are protected, business risks attributable to the Group are identified and monitored, material transactions are executed in accordance with management's authorization and the financial statements are reliable for publication and compliant with all relevant laws and regulations.

- There are processes in place for identifying, evaluating and managing the material business risks faced by the Group. Such processes are incorporated in all the Group's businesses.

# Interests of Directors and Substantial Shareholders

## Interests of Directors in the Company and its Associated Corporations

At 30 June 2010, the interests and short positions of the Directors and chief executive of the Company in the shares of the Company, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (SFO)) which (a) were required to be notified to the Company and SEHK pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO); or (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (Model Code), to be notified to the Company and SEHK were as follows:

### (A) Long Positions in Shares in the Company

| Name | Ordinary shares | Approximate percentage of issued share capital (%) | Ordinary share options |
|---|---|---|---|
| Anthoni Salim | 1,706,947,154[(C)(i)] | 43.97 | – |
| Manuel V. Pangilinan | 21,405,305[(P)] | 0.55 | 51,831,556 |
| Edward A. Tortorici | 35,223,557[(P)] | 0.91 | 19,183,256 |
| Robert C. Nicholson | 12,914[(P)] | Less than 0.01 | 28,093,739 |
| Ambassador Albert F. del Rosario | 720,000[(P)] | 0.02 | 6,324,150 |
| Benny S. Santoso | – | – | 6,324,150 |
| Napoleon L. Nazareno | – | – | 3,330,000 |
| Graham L. Pickles | – | – | 3,330,719 |
| Prof. Edward K.Y. Chen, *GBS, CBE, JP* | – | – | 4,743,113 |
| Sir David W.C. Tang, *KBE* | – | – | 3,330,719 |
| Jun Tang | – | – | 3,330,000 |

*(C) = Corporate interest, (P) = Personal interest*

*(i) Anthoni Salim owns 100% of First Pacific Investments (BVI) Limited and Mega Ring Investments Limited which, in turn, are interested in 632,226,599 ordinary shares and 284,491,191 ordinary shares respectively in the Company. Anthoni Salim's indirect interests in First Pacific Investments (BVI) Limited and Mega Ring Investments Limited are held through Salerni International Limited (a company which Anthoni Salim directly holds 100% of the issued share capital). Anthoni Salim also owns 56.8% of First Pacific Investments Limited which, in turn, is interested in 790,229,364 ordinary shares in the Company. Of this, 10.0% is held by Anthoni Salim directly, and 46.8% by Salerni International Limited. The remaining 43.2% interest in First Pacific Investments Limited is owned as to 30.0% by Sutanto Djuhar#, 10.0% by Tedy Djuhar and 3.2% by a company controlled by Ibrahim Risjad. Tedy Djuhar and Ibrahim Risjad are Non-executive Directors of the Company.*

*# Sutanto Djuhar retired from the Board of Directors of the Company with effect from 31 May 2010.*

### (B) Long Positions in Shares in Associated Corporations

- Manuel V. Pangilinan owned 5,242,404 common shares[(P)] (0.03%)* and 15,000,000 share options in MPIC, 211,033 common shares[(P)] (0.11%)* in PLDT and 360 preferred shares[(P)] (less than 0.01%)* in PLDT as beneficial owner and a further 15,417 common shares (0.01%)* in PLDT as nominee, 1,392,500 common shares[(P)] (0.03%)* and 2,512,500 share options in Philex, as well as 25,000 common shares[(P)] (less than 0.01%)* in Meralco.

- Edward A. Tortorici owned 69,596 common shares[(C)] and 660,000 common shares[(P)] (collectively less than 0.01%)* as well as 10,000,000 share options in MPIC, 104,874 common shares[(P)] (0.06%)* in PLDT and 100 common shares[(P)] (less than 0.01%)* in Philex.

- Robert C. Nicholson owned 1,250 common shares[(P)] (less than 0.01%)* and 3,750,000 share options in Philex.

- Tedy Djuhar owned 15,520,335 shares(C) (0.18%)* in Indofood.
- Ibrahim Risjad owned 6,406,180 shares(C) (0.07%)* in Indofood.
- Anthoni Salim owned 632,370 shares(P) (less than 0.01%)* in Indofood and a direct interest of 2,007,788 shares(C) (0.14%)* in Indofood Agri Resources Ltd (IndoAgri) through his controlled corporations other than First Pacific and an indirect interest of 998,200,000 IndoAgri shares (69.38%)* through First Pacific Group companies.
- Ambassador Albert F. del Rosario owned 140,005 common shares(P) (0.08%)* in PLDT, 1,560 preferred shares(P) (less than 0.01%)* in PLDT, 7,966,624 common shares(P) (0.04%)* and 5,000,000 share options in MPIC, 100 common shares(P) (less than 0.01%)* in Philex, 26,700 common shares(P) in Meralco (less than 0.01%)*, 32,231,970 preferred shares (54.9%)* in Prime Media Holdings, Inc. (PMH) as nominee, 4 common shares(P) (less than 0.01%)* in PMH as beneficial owner, 4,922 common shares(P) (2.46%)* in Costa de Madera Corporation, 15,000 common shares(P) (5.0%)* in Metro Pacific Land Holdings Inc., and 80,000 common shares(P) (20.0%)* in Metro Strategic Infrastructure Holdings, Inc.
- Napoleon L. Nazareno owned 6,648 common shares(P) (less than 0.01%)* in MPIC, 13,927 common shares(P) (less than 0.01%)* in PLDT and 495 preferred shares(P) (less than 0.01%)* in PLDT, as well as 110,000 common shares(P) in Meralco (less than 0.01%)*.

*(P) = Personal interest, (C) = Corporate interest*

* *Approximate percentage of the issued capital of the respective class of shares in the respective associated corporation as at 30 June 2010*

At 30 June 2010, other than as disclosed, none of the Directors and chief executive of the Company were interested, or were deemed to be interested in the long and short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO) which (a) were required to be notified to the Company and SEHK pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and SEHK.

## Interests of Substantial Shareholders in the Company

The register of interests in shares and short positions of substantial shareholders maintained under Section 336 of the SFO shows that at 30 June 2010, the Company had been notified that the following persons were interested in 5% or more of the Company's issued share capital:

(a) Salerni International Limited (Salerni), which was incorporated in the British Virgin Islands, was interested in 1,706,947,154 ordinary shares of the Company (long position) at 30 June 2010, representing approximately 43.97% of the Company's issued share capital at that date, by way of its 46.80% interest in First Pacific Investments Limited (FPIL-Liberia) and its 100% interest in First Pacific Investments (BVI) Limited (FPIL-BVI) and its 100% interest in Mega Ring Investments Limited. Anthoni Salim, Chairman of the Company, beneficially owns the entire issued share capital of Salerni and, accordingly, is taken to be interested in the shares owned by Salerni.

(b) FPIL-Liberia, which was incorporated in the Republic of Liberia, beneficially owned 790,229,364 ordinary shares at 30 June 2010, representing approximately 20.36% of the Company's issued share capital at that date. FPIL-Liberia is owned by Anthoni Salim (Chairman) and Tedy Djuhar (Non-executive Director), Ibrahim Risjad (Non-executive Director) and Sutanto Djuhar, in the proportion specified in note (i) of the table on page 63. Anthoni Salim is taken to be interested in the shares owned by FPIL-Liberia.

(c) FPIL-BVI, which was incorporated in the British Virgin Islands, beneficially owned 632,226,599 ordinary shares at 30 June 2010, representing approximately 16.29% of the Company's issued share capital at that date. Anthoni Salim, the Chairman of the Company, beneficially owns the entire issued share capital of FPIL-BVI and, accordingly, is taken to be interested in the shares owned by FPIL-BVI.

(d) Mega Ring Investments Limited (Mega Ring), which was incorporated in the British Virgin Islands, beneficially owned 284,491,191 ordinary shares at 30 June 2010, representing approximately 7.33% of the Company's issued share capital at that date, Anthoni Salim, the Chairman of the Company, beneficially owns the entire issued share capital of Mega Ring and, accordingly, is taken to be interested in the shares owned by Mega Ring.

(e) Marathon Asset Management Limited (Marathon), a U.K. incorporated company, notified the Company that it held 208,871,173 ordinary shares of the Company in August 2008, representing approximately 6.48% of the Company's issued share capital at that time. Since then, the Company has not received any other notification from Marathon of any change to such holding.

(f) Lazard Asset Management LLC (Lazard), a U.S.A. incorporated company, notified the Company that it held 232,267,400 ordinary shares of the Company as at 29 December 2009, representing approximately 6.02% of the Company's issued share capital at that time. Since then, the Company has not received any other notification from Lazard of any change to such holding.

Other than as disclosed above, the Directors and chief executive of the Company are not aware of any person at 30 June 2010 who had an interest or short position in the shares or underlying shares and debentures of the Company which would be required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was interested, directly or indirectly, in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at the general meetings of the Company.

# Purchase, Sale or Redemption of Listed Securities

On 1 June 2010, the Company announced that its Directors have approved a programme to repurchase up to US$130 million (equivalent to approximately HK$1 billion) in value of the Company's shares from the open market, by way of "on market repurchases", over a 24-month period.

In June 2010, the Company repurchased 1,650,000 ordinary shares on the SEHK at an aggregate consideration of US$1.1 million before expenses. Details of the repurchases are summarized as follows:

| Month of repurchases | Number of ordinary shares repurchased | Purchase price paid per share Highest HK$ | Lowest HK$ | Aggregate consideration paid HK$ millions | US$ millions |
|---|---|---|---|---|---|
| June 2010 | 1,650,000 | 5.50 | 5.05 | 8.7 | 1.1 |
| Total | **1,650,000** | | | **8.7** | **1.1** |

The repurchases were effected by the Directors with a view to benefiting the shareholders as a whole by enhancing the Company's net assets and earnings per share.

Except as disclosed above, neither the Company, nor any of its subsidiary companies, has made any purchase, sale or redemption of any of the Company's listed securities during the period.

# Information for Investors

## Financial Diary

| | |
|---|---|
| Preliminary announcement of 2010 interim results | 30 August 2010 |
| Last day to register for interim dividend | 13 September 2010 |
| Payment of interim dividend | 22 September 2010 |
| Interim report posted to shareholders | 20 September 2010 |
| Financial year-end | 31 December 2010 |
| Preliminary announcement of 2010 results | 21 March 2011* |

* *Subject to confirmation*

## Head Office

24th Floor, Two Exchange Square
8 Connaught Place
Central, Hong Kong SAR
Telephone : (852) 2842 4388
Fax : (852) 2845 9243
E-mail : info@firstpacific.com

## Registered Office

Canon's Court
22 Victoria Street
Hamilton HM12, Bermuda
Telephone : (1 441) 295 2244
Fax : (1 441) 295 8666

## Website

www.firstpacific.com

## Share Information

First Pacific shares are listed on The Stock Exchange of Hong Kong Limited and are traded over the counter in the United States in the form of American Depositary Receipts

Listing date : 12 September 1988
Par value : U.S.1 cent per share
Lot size : 2,000 shares
Number of ordinary shares issued: 3,881,684,114*

* *after deduction of 454,000 repurchased ordinary shares cancelled subsequent to 30 June 2010*

## Stock Codes

SEHK : 00142
Bloomberg : 142 HK
Reuters : 0142.HK

## American Depositary Receipts (ADRs) Information

Level: 1
ADRs Code: FPAFY
CUSIP reference number: 335889200
ADRs to ordinary shares ratio: 1:5
ADRs depositary bank: The Bank of New York Mellon

## To Consolidate Shareholdings

**Write to our principal share registrar and transfer office in Bermuda at:**
Butterfield Fulcrum Group (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke HM08, Bermuda

**Or the Hong Kong branch registrar at:**
Computershare Hong Kong Investor Services Limited

**Registrar Office**
17M Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong SAR
Telephone : (852) 2862 8555
Fax : (852) 2865 0990/(852) 2529 6087
E-mail : hkinfo@computershare.com.hk

**Transfer Office**
Shops 1712-1716, 17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong SAR

## A Chinese Version of this Report, or Additional Information

**Available at:**
www.firstpacific.com

**Or contact:**
Sara Cheung
Vice President
Group Corporate Communications
First Pacific Company Limited
24th Floor, Two Exchange Square
8 Connaught Place
Central, Hong Kong SAR
Telephone : (852) 2842 4374
Fax : (852) 2845 9243
E-mail : info@firstpacific.com

## Auditors

Ernst & Young
18th Floor, Two International Finance Centre
8 Finance Street
Central, Hong Kong SAR

## Solicitors

Richards Butler in association with Reed Smith LLP
20th Floor, Alexandra House
16-20 Chater Road
Central, Hong Kong SAR

## Principal Bankers

Credit Agricole Corporate and Investment Bank
Mizuho Corporate Bank, Ltd.
Standard Chartered Bank
Banco de Oro Unibank, Inc.
Metropolitan Bank & Trust Company

# Summary of Principal Investments

**At 30 June 2010**

## Philippine Long Distance Telephone Company

**PLDT (PSE: TEL; NYSE: PHI)** is the leading telecommunications service provider in the Philippines. It has common shares listed on the Philippine Stock Exchange and American Depositary Receipts (ADRs) listed on the New York Stock Exchange. It has one of the largest market capitalizations among Philippine listed companies. Through its three principal business groups, PLDT offers a wide range of telecommunications services: Wireless (principally through wholly-owned subsidiary company, Smart Communications, Inc.); Fixed Line (principally through PLDT); and Information and Communications Technology (principally through wholly-owned subsidiary company, ePLDT). PLDT has developed the Philippines' most extensive fiber optic backbone network supporting its cellular, fixed line and satellite networks.

| | | |
|---|---|---|
| Sector | : | Telecommunications |
| Place of incorporation/business area | : | The Philippines |
| Outstanding number of shares | : | 186.8 million |
| Particulars of issued shares held | : | Common shares of Pesos 5 par value |
| Economic interest | : | 26.5% |

Further information on PLDT can be found at www.pldt.com

## Metro Pacific Investments Corporation

**MPIC (PSE: MPI)** is a Philippine-based, publicly-listed, investment and management company focused on infrastructure development.

| | | |
|---|---|---|
| Sector | : | Infrastructure, Utilities and Healthcare |
| Place of incorporation/business area | : | The Philippines |
| Issued number of shares | : | 20.1 billion |
| Particulars of issued shares held | : | Common shares of Peso 1 par value |
| Economic interest | : | 55.6% |

Further information on MPIC can be found at www.mpic.com.ph

## PT Indofood Sukses Makmur Tbk

**Indofood (IDX: INDF)** is a leading processed food company engaged in food manufacturing, processing, marketing and distribution. Indofood is based in Jakarta and is listed on the Indonesia Stock Exchange and its Agribusiness subsidiaries, Indofood Agri Resources Ltd. and PT PP London Sumatra Indonesia Tbk are listed on the Singapore and Indonesia Stock Exchanges, respectively. Through its four complementary strategic business groups, Indofood offers and distributes a wide range of food products throughout Indonesia: Consumer Branded Products (noodles, dairy, food seasonings, snack foods and nutrition and special foods), Bogasari (flour and pasta), Agribusiness (oil palm, rubber, sugar cane, cocoa and tea plantations, cooking oils, margarine and shortening) and Distribution. Indofood is one of the world's largest instant noodle manufacturers by volume, plantation companies by hectarage and the largest flour miller in Indonesia. Indofood's flourmill in Jakarta is one of the largest in the world in terms of production capacity in one location. It also has an extensive distribution network in Indonesia.

| | | |
|---|---|---|
| Sector | : | Consumer Food Products |
| Place of incorporation/business area | : | Indonesia |
| Issued number of shares | : | 8.8 billion |
| Particulars of issued shares held | : | Shares of Rupiah 100 par value |
| Economic interest | : | 50.1% |

Further information on Indofood can be found at www.indofood.com

## Philex Mining Corporation*

**Philex (PSE: PX)** is a Philippine listed company engaged in exploration, development and utilization of mineral resources in the Philippines.

| | | |
|---|---|---|
| Sector | : | Natural Resources |
| Place of incorporation/business area | : | The Philippines |
| Issued number of shares | : | 4.9 billion |
| Particulars of issued shares held | : | Common shares of Peso 1 par value |
| Economic interest | : | 31.4%* |

* *In addition, Two Rivers Pacific Holdings Corporation, a Philippine affiliate of First Pacific, holds a 15.0% interest in Philex*

Further information on Philex can be found at www.philexmining.com.ph



## First Pacific Company Limited


24th Floor, Two Exchange Square
8 Connaught Place, Central, Hong Kong SAR
Telephone : (852) 2842 4388
Fax : (852) 2845 9243
Email : info@firstpacific.com
**Website : www.firstpacific.com**



A Chinese version of this interim report is available at www.firstpacific.com or from the Company on request.
本中期報告之中文版可瀏覽 www.firstpacific.com 或向本公司索取。

Design and production : Capital Financial Press Limited